UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐　Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Edisun Microgrids, Inc.

Legal status of issuer

　　　Form
　　　Corporation

　　　Jurisdiction of Incorporation/Organization
　　　Delaware

　　　Date of organization
　　　April 9, 2013

Physical address of issuer
130 W. Union St., Pasadena, CA 91103

Website of issuer
https://www.edisun.com/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series C Preferred Stock

Target number of Securities to be offered
31,396 Shares

Price (or method for determining price)
$0.79629

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 15, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
15

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$310,565	$2,701,366
Cash & Cash Equivalents	$231,027	$2,538,434
Accounts Receivable	$0	$0

Short-term Debt	$766,462	$144,744
Long-term Debt	$0	$0
Revenues/Sales	$52,024	$75,000
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$3,393,590	-$1,525,648

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 16, 2017

Edisun Microgrids, Inc.



Up to $1,070,000 of Series C Preferred Stock

Edisun Microgrids, Inc. (formerly Edisun Heliostats, Inc.)("Edisun", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series C Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 15, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,000,000 under the Combined Offerings (the "Closing Amount") by December 15, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 15, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://www.edisun.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES
Updates on the status of this Offering may be found at: https://www.seedinvest.com/edisun.microgrids/series.c

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the

Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Edisun Microgrids, Inc. (formerly Edisun Heliostats, Inc.)("Edisun" or the "Company") is a Delaware corporation that was formed on April 9, 2013. The Company has been researching, testing and developing technology to capture and store solar energy and convert that to usable electricity.

At December 31, 2016, Idealab Holdings, LLC owns a special share of voting stock which gives it the right to vote 80% of the outstanding voting securities of the Company (see Exhibit B Note 5 - Capitalization). Idealab Holdings, LLC is a wholly owned subsidiary of Idealab, a creator and operator of technology businesses.

The Company has incurred recurring losses and negative cash flows from operating activities since inception, and has an accumulated deficit of $6,807,386 at December 31, 2016. To date, the Company has been dependent on equity and debt financings to fund its operations. The Company has commenced principal operations in early 2017 as its first product offering became commercially available and is generating revenue for the Company. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern in the twelve months following the date of issuance of these financial statements is dependent upon its ability to generate revenues and/or obtain financing sufficient to meet current and future obligations until such time that it can produce profitable operating results. Management plans to grow the Company's revenue base, expand its product offerings and raise additional financing to fund operations. The Company does not know whether it will be able to raise additional financing or financing on terms favorable to the Company or if it will ultimately achieve profitability on a stand-alone basis.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company's industry is competitive and characterized by ongoing technological advances. The Company is subject to risks common to companies in the technology industry including, but not limited to, development of new technological innovations by the Company or its competitors and the protection of proprietary technologies.

The Company is located at 130 W. Union St., Pasadena, CA 91103.

The Company's website is https://www.edisun.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/edisun.microgrids/series.c and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

Edisun Microgrids is a technology company dedicated to driving down the cost of solar energy to make clean power more affordable than fossil fuels. We believe solar can be the answer to how the world is going to meet skyrocketing demands for energy because the sun provides thousands of times the energy that the world needs.

The key is making solar cost effective and available on-demand. Edisun has developed technologies that address these problems. Our breakthrough technology is a new solar tracking system named PV Booster™ that points solar panels directly at the sun all day long. By enabling the panels to continuously face the sun, PV Booster increases clean energy production by 30% and improves the economics of solar by 20%. We designed PV Booster to meet the unique needs of the underserved Commercial and Industrial (C&I) rooftop solar market – a trillion dollar opportunity in the US alone. Our PV Booster product is sold directly to developers and installers of solar on commercial & industrial rooftops and carports.

Our Baseload Solar product uses our sun-tracking technology to concentrate sunlight which produces high-temperature solar energy. Then, with our proprietary energy storage technology, we can make solar generated electricity available 24 hours a day. This means that, for the first time ever, we can produce dispatchable or on-demand solar electricity at a price competitive with fossil fuels. Our Baseload Solar product will be sold to developers and independent power producers around the world.

Edisun has already received over $1.1 million in PV Booster orders and will be powering the largest rooftop tracker installation in the world. We've also signed a $10 million, 10-year licensing agreement with a company in China for our proprietary technologies. We are also pursuing other opportunities to license our technology for use in South America, Mexico and Africa.

We are now scaling globally and are very excited to find partners, distributors, and investors to help us take these new capabilities to the whole planet.

The Offering

Minimum amount of Series C Preferred Stock being offered	$25,000.33
Total Series C Preferred Stock outstanding after Offering (if minimum amount reached)	31,396 Shares
Maximum amount of Series C Preferred Stock	$1,069,999.55
Total Series C Preferred Stock outstanding after Offering (if maximum amount reached)	1,343,731 Shares
Purchase price per Security	$0.79629

Minimum investment amount per investor	The minimum investment is this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.
Offering deadline	December 15, 2017
Use of proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 12, 22-25, and 31-35 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have generated substantial net losses and negative operating cash flows since our inception as part of the development of our business. We have generated substantial net losses and negative cash flows from operating activities since we commenced operations. We have incurred losses of approximately $6.8 million from our inception through December 31, 2016. For the year ended December 31, 2016, we incurred a net loss of $3.9 million. Before achieving profitability we will generate continued losses. Our costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, our net losses and accumulated deficit could increase significantly and the value of our stock could decline**.**

Our proprietary technology has a limited history and may perform below expectations. We use proprietary technology that has not been previously implemented on customer projects, and we may experience technological problems that we are unable to foresee. If the implementation of our proprietary technology is unsuccessful, it could negatively impact the successful operation of projects using our systems and may result in additional payments, deductions or defaults under our agreements. In addition, there is a lack of long-term reliability data for our proprietary system. Actual long-term performance of these projects, may fall short of expectations. Our equipment may be susceptible to damage from weather-related or other unforeseen events. Equipment performance issues could result in significant operational problems for our Company, including increased maintenance costs, decreased revenue, warranty claims, inability to meet delivery requirements or defaults under our agreements.

We depend on third-party suppliers for the supply of materials and components for our products. For example, the Company depends on Cool Energy, Inc. for its supply of heat engines. Cool Energy or our other suppliers may experience product development, resource and funding constraints that could impact their ability to supply components in a timely manner, if at all. Any of these suppliers could stop producing our components or supplying our raw materials, cease operations or be acquired by, or enter into exclusive arrangements with, one or more of our competitors. As a result, these suppliers could stop selling to us at commercially reasonable prices, or at all.

Transitioning to a new supplier or redesigning a product to accommodate a new component manufacturer would result in additional costs and delays. These outcomes could harm our business or financial performance. Any interruption in the supply of limited source components or raw materials for our products would adversely affect our ability to meet scheduled product deliveries to our customers, could result in lost revenue or higher expenses and would harm our business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Edisun faces competition from other companies in the solar energy space. Existing companies that engage in the tracker and energy generation business or are within the broader solar space could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Edisun's growth.

Edisun's success is dependent on market adoption of solar energy. The market for solar energy adoption is still nascent. Fluctuations in the price of other fossil fuel and other alternative energy resources, the introduction of new energy technologies, and a shifting regulatory environment could negatively impact the Company's ability to generate revenue.

Our operations depend in part on the success of our strategic relationships with third parties. A key component of our strategy is to develop or expand our strategic relationships with third parties. For example, we have entered into a 10-year licensing agreement with a company in China for our proprietary technologies. Identifying partners and negotiating relationships with them requires significant time and resources. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to operate our business could be impaired. Even if we are able to establish these relationships, we may not be able to execute on our goal of leveraging these relationships to meaningfully benefit our business and expand our customer base. Any of these third parties we work with could also face their own funding challenges or operational constraints and could cease operations. This would limit our potential and our opportunities to generate revenue or cash receipts.

We plan to operate in China and other parts of the world. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions. Doing business in foreign markets requires us to be able to respond to rapid changes in market, legal, and political conditions in these countries. The success of our business will depend, in part, on our ability to succeed in differing legal, regulatory, economic, social and political environments. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business.

***Our global operations are required to comply with the U.S.* Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws**. If we fail to comply with them, we could suffer civil and criminal sanctions.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, we are reliant upon our CEO, Bill Gross, to provide leadership to the company. However, he is involved with other startups and endeavors. By dividing his attention, he may not be able to devote the necessary time to Edisun for the Company to hit its projections and grow at its optimal rate. We are also reliant upon our engineering team to support our current products as well as develop new ones.

We rely on various intellectual property rights, including patents, trademarks, and licenses in order to operate our business. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Edisun's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and China. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has outstanding liabilities. The Company owes (i) a software vendor $54,561 in remaining payments due on an annual software license and (ii) Idealab approximately $150K in outstanding invoices for services and rental of office space and (iii) Idealab $250K in outstanding notes secured by accounts receivable.

We may be required to secure additional loans or bridge funding. We experience a mismatch between the timing of our cash collections and payables. This mismatch must be financed through indebtedness or equity capital. Our financing needs may also increase due to unanticipated cost increases due to such factors as increases in the quantity or costs of labor or materials. As a result of these and other factors we may be required to secure a loan or equity bridge funding to meet our commitments.

The Company's financial statements include a "going concern" note. The Company has incurred recurring losses and negative cash flows from operating activities since inception, and has an accumulated deficit of $6,807,386 at December 31, 2016. To date, the Company has been dependent on equity and debt financings to fund its operations. The Company's ability to continue as a going concern in the twelve months following the date of issuance of these financial statements is dependent upon its ability to generate revenues and/or obtain financing sufficient to meet current and future obligations until such time that it can produce profitable operating results. Management plans to grow the Company's revenue base, expand its product offerings and raise additional financing to fund operations. The Company does not know whether it will be able to raise additional financing or financing on terms favorable to the Company or if it will ultimately achieve profitability on a stand-alone basis. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

Risks Related to the Securities

Existing investors have not waived their pre-emptive rights and may exercise those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

You will be bound by an Investment Management Agreement, which limits your voting rights. All Non-Major Purchasers of Series C Preferred Stock will be bound by an Investment Management Agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series C Preferred Stock vote to terminate the agreement.

You will receive pari passu liquidation preference. In the event of our liquidation, dissolution, or winding up, holders of our Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of each series of Preferred Stock receive these distributions on a pari passu basis with holders of other series of Preferred Stock and before any holders of Common Stock.

The Series C Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series C Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series C Preferred Stock. Because the Series C Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series C Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Series C Preferred Stock may also adversely affect the price that you might be able to obtain for the Series C Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Your ownership of the shares of Series C Preferred Stock will be subject to dilution. Owners of Series C Preferred Stock in this Offering do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Since inception Edisun Microgrids has developed a suite of technologies that will solve big problems facing the solar industry, such as high costs, lack of storage, and problems caused by intermittent generation. By solving

these, Edisun can drive down the cost of solar to a level that competes with conventional power generation. We believe this will significantly accelerate the widespread, global adoption of solar.

Business Plan
Edisun Microgrids is a technology company dedicated to driving down the cost of solar energy to make clean power more affordable than fossil fuels. We believe solar can be the answer to how the world is going to meet skyrocketing demands for energy because the sun provides thousands of times the energy that the world needs.

The key is making solar cost effective and available on-demand. Edisun has developed technologies that address these problems. Our breakthrough technology is a new solar tracking system named PV Booster™ that points solar panels directly at the sun all day long. By enabling the panels to continuously face the sun, PV Booster increases clean energy production by 30% and improves the economics of solar by 20%. We designed PV Booster to meet the unique needs of the underserved Commercial and Industrial (C&I) rooftop solar market – a trillion dollar opportunity in the US alone. Our PV Booster product is sold directly to developers and installers of solar on commercial & industrial rooftops and carports.

Our Baseload Solar product uses our sun-tracking technology to concentrate sunlight which produces high-temperature solar energy. Then, with our proprietary energy storage technology, we can make solar generated electricity available 24 hours a day. This means that, for the first time ever, we can produce dispatchable or on-demand solar electricity at a price competitive with fossil fuels. Our Baseload Solar product will be sold to developers and independent power producers around the world.

Edisun has already received over $1.1 million in PV Booster orders and will be powering the largest rooftop tracker installation in the world. We've also struck a $10 million, 10-year licensing agreement with a company in China for our proprietary technologies. We are also pursuing other opportunities to license our technology for use in South America, Mexico and Africa.

We are now scaling globally and are very excited to find partners, distributors, and investors to help us take these new capabilities to the whole planet.

The Company's Products and/or Services

Product / Service	Description	Current Market
PV Booster	PV Booster is a dual-axis solar tracker strategically designed and built for the commercial and industrial rooftop sector. PV Booster's transformative technology yields up to 20 percent better solar rooftop economics than conventional fixed-tilt installations.	Commercial & Industrial flat rooftops and carports designed for use with PV Booster. Also usable in ground-mount applications
Baseload Solar	Baseload Solar is Edisun's solar power and storage system utilizing our proprietary concentrated solar power technology. Baseload Solar will be able to provide power, day and night, for half the cost of existing technology systems.	Will be market for power generation using renewables and storage

We have next generation versions of our products and some new products under development.

Competition

PV Booster is a unique product in the market. To our knowledge, no other company offers a 2-axis PV tracker which can be installed on a standard commercial rooftop and is wind code compliant. For Baseload Solar, we have a strong base of proprietary knowledge around our feedback control system and the small, modular thermal system design. This allows a faster scale-up to production systems. We have an exclusive license with our heat engine supplier where the product design is best-in-class performance, reliability, and cost. Our system's modularity and easy implementation provide an advantage over competing products which are large and require capital-intensive construction projects. We believe this product can be offered to the market at less than half the cost and half the installation time of competing systems.

Customer Base

The initial commercial/industrial solar projects for our PV Booster product take 6-9 months to acquire. However, as we achieve market penetration, we expect the majority of our customers to seek us out as a solution for projects that need better economics to be completed. Our projects vary in size from $250K –$2m. with larger projects being more profitable.

Intellectual Property
Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
US9477 065B1	Heliostat array	A heliostat array comprising a modular grid is disclosed. The array comprises a plurality of grid members; a plurality of stanchions connected to six of the plurality of the grid members; a plurality of heliostats mounted on stanchions and grid members. Each stanchion may consist of a threaded rod and locking mechanism for rigidly affixing the six grid members to the threaded rod. Each of the plurality of heliostats comprises a mirror, a circular track, and a carousel for rotating the mirror about the circular track. The circular track is concentric with a stanchion and mounted to three grid members that are 120 degrees apart. Each of the carousels may be operably coupled to and biased toward the corresponding circular track.	December 4, 2015	October 25, 2016	United States

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
87148405	Photovoltaic solar panels for the production of electricity; solar arrays, namely, photovoltaic solar modules for production of electricity; solar energy systems comprising photovoltaic solar panels for the	PV BOOSTER	23-Aug-16	N.A.	US

	production of electricity; solar energy systems comprised primarily of solar panels for the production of electricity and also including automatic solar tracking sensors and electronic controllers, mounts, and washer for cleaning the panels; electronic tracking controllers for controlling photovoltaic solar panels for the production of electricity and electronic mechanisms in the nature of closed-loop controller for orienting solar panels				
23679536; 23679535; 23679534	Design, engineering, manufacture, assembly, installation, maintenance, and repair of solar energy power plants, solar receivers, heliostat arrays, mechanisms for tracking the sun, mechanisms for orienting heliostats, heat engines, and thermal energy storage devices.	EDISUN MICROGRIDS	May-17	N.A.	China

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Cool Energy, Inc.	Edisun Microgrids, Inc.	Licensee shall have the right and license to use the Licensor's proprietary technology (including patents), confidential information, and know-how in assembly and manufacturing processes required to make, have made, use, offer to sell and distribute the Products	March 16, 2024

Litigation
None

Other
The Company's principal address is 130 W. Union St., Pasadena, CA 91103

The Company has the following additional addresses: None

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	44.50%	$11,125	8.36%	$89,500

Sales & Marketing	8.32%	$2,081	14.66%	$156,880
Engineering	22.20%	$5,550	56.81%	$607,910
Working Capital	16.65%	$4,163	5.50%	$58,830
R&D & Other	8.32%	$2,081	14.66%	$156,880
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

Situations described in RISK FACTORS above may cause us to materially change the above use of proceeds.

If we receive funds in our concurrent offering under Rule 506(c) of Regulation D, we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Bill Gross

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Bill Gross is CEO and founder of Edisun Microgrids. Mr. Gross has been CEO since January 2016 and was also CEO from May 2013 to January 2015. Mr Gross has also been a Director of the Company since April 2013 and was appointed Chairman of the Board in January 2015.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Bill Gross has been CEO of Edisun Microgrids since January 2016 and was also CEO from May 2013 to January 2015. Mr. Gross has also been CEO of Idealab since March 1996. Mr Gross has more than 40 years experience in conceiving and starting new technology companies beginning when he was just a teenager. While in college at the California Institute of Technology, Mr. Gross founded GNP development which was acquired by Lotus Development (now owned by IBM). While in his 20's. Mr. Gross founded Knowledge Adventure which was acquired by Vivendi. In 1996, filled with ideas, Bill decided to start his dream laboratory – a company "incubator" – modeled after Thomas Edison's lab. Named Idealab, the company's mission is to challenge the status quo, to be bold, and to tackle big ideas that others would not. Idealab just celebrated its 21st anniversary, and during its more than two decades, it has started more than 150 companies, created more than 10,000 jobs, and had more than 45 successful IPOs and acquisitions. Bill has also started multiple solar energy companies, including RayTracker, and Thermata, each of which was successfully acquired by leaders in the field. Mr. Gross holds a B.S. from the California Institute of Technology.

Name
Carl Sheldon

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Carl Sheldon has been a Director of the Company since February 2015.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Carl Sheldon has been the founding partner of Bellnote Partners LLC, a private investment firm, since March 2017. Mr. Sheldon served as a member of the Board of Directors of Abu Dhabi National Energy Company PJSC from April 2010 to April 2014, He served as the Chief Executive Officer Abu Dhabi National Energy Company PJSC from October 26, 2011 to April 2014. He served as the General Manager of Abu Dhabi National Energy Company PJSC from October 2009 to October 2011. From April 2008 to October 2009, he served as the Chief Legal Officer and Deputy General Manager of Abu Dhabi National Energy Company PJSC. Prior to this, Mr. Sheldon was a Partner in Allen & Overy LLP from January 1991 to April 2008. Mr. Sheldon was admitted as an Attorney in the State of New York in 1984 and qualified as a solicitor in England and Wales in 1985. Mr. Sheldon holds an M.A. from Cambridge University.

Name
Steven Dietz

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Steven Dietz has been a Director of the Company since December 2015.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Steven Dietz has been a Managing Partner at Level 4 Collaborative Investors, a venture capital firm, since December 2016 and was a Partner at Upfront Ventures, also a venture capital firm, from its founding in 1996 until July 2016. He has also been a Director of TrueCar, Inc. since 2006. During his career, Mr. Dietz has overseen numerous investments in the technology industry. Mr. Dietz holds a B.S. in Finance from the University of Colorado.

Name
Tom McGovern

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Tom McGovern has been a Director of the Company since May 2017.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Tom McGovern has served as Managing Director of Idealab since January 2012 and sits on various private company boards. Prior to this most recent role, Tom held CEO positions with Idealab operating companies Snap, Perfect Market and Petsmart.com. Tom joined the Idealab family in 1999 from Warner Bros., where most recently he was Senior Vice President of International. In 1996, Tom co-founded the Internet Mall, one of the Internet's earliest marketplaces, which went public as Shopnow. Before joining Warner Bros., Tom was a management consultant with Management Horizons, a strategy consulting division of Price Waterhouse (now known as PriceWaterhouseCoopers). Tom started his career in the audit division of Price Waterhouse, earning his CPA while serving high technology clients in the San Francisco Bay Area. Tom holds an M.B.A. from the Harvard Business School and a B.S. from the University of Colorado.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Bill Gross

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Bill Gross is CEO and founder of Edisun Microgrids. Mr. Gross has been CEO since January 2016 and was also CEO from May 2013 to January 2015. Mr Gross has also been a Director of the company since April 2013 and was appointed Chairman of the Board in January 2015.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Bill Gross has been CEO of Edisun Microgrids since January 2016 and was also CEO from May 2013 to January 2015. Mr. Gross has also been CEO of Idealab since March 1996. Mr Gross has more than 40 years experience in conceiving and starting new technology companies beginning when he was just a teenager. While in college at the California Institute of Technology, Mr. Gross founded GNP development which was acquired by Lotus Development (now owned by IBM). While in his 20's. Mr. Gross founded Knowledge Adventure which was acquired by Vivendi. In 1996, filled with ideas, Bill decided to start his dream laboratory – a company "incubator" – modeled after Thomas Edison's lab. Named Idealab, the company's mission is to challenge the status quo, to be bold, and to tackle big ideas that others would not. Idealab just celebrated its 21st anniversary, and during its more than two decades, it has started more than 150 companies, created more than 10,000 jobs, and had more than 45 successful IPOs and acquisitions. Bill has also started multiple solar energy companies, including RayTracker, and Thermata, each of which was successfully acquired by leaders in the field. Mr. Gross holds a B.S. from the California Institute of Technology.

Name
Richard Huibregtse

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Richard Huibregtse has been President of the Company since September 2017. Mr. Huibregtse was also SVP of Engineering for the Company from February 2017 till September 2017.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Richard Huibregtse has been President of the Company since September 2017. Mr. Huibregtse was also SVP of Engineering for the Company from February 2017 till September 2017. From January 2012 to January 2017, Mr. Huibregtse was SVP Engineering at eSolar, with responsibility for leading their engineering, supply chain and project management teams. Prior to this, Rick had 25 years of experience in the automotive and commercial vehicle powertrain components sector at Delphi Automotive, Remy International and General Motors in product areas including engine management, engine controls, rotating electrics and vehicle electrical systems. Rick's expatriate experience includes launching a new greenfield plant in Portugal and leading customer technical interface teams in Luxembourg. He has a BSME degree with a EE/computer systems specialty from GMI/Kettering University.

Name
Vikas Tuteja

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vikas Tuteja has been Chief Operating Officer of the Company since September 2017. Mr. Tuteja was also VP of Business Development & Finance for the Company from August 2016 till September 2017.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vikas Tuteja has been Chief Operating Officer of the Company since September 2017. Mr. Tuteja was also VP of Business Development & Finance for the Company from August 2016 till September 2017. From January 2015 to August 2016, Mr. Tuteja was acting CFO for Chamness Biodegradables. From August 2014 to December 2014, Mr. Tuteja was Vice President of Keeley Asset Management. Mr. Tuteja has also been a management consultant with McKinsey & Company. Mr. Tuteja started his career as an engineer with Ford Motor Company. Mr. Tuteja holds an M.B.A. from the Harvard Business School and a B.S. from GMI/Kettering University.

Name
Craig Chrisney

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Craig Chrisney has been CFO and Treasurer of the Company since April 2013.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Mr. Craig Chrisney has served as the Chief Financial Officer and Vice President of Idealab since August 2006. From February 2000 to August 2006 Mr. Chrisney served as Idealab's Vice President of Finance and Director of Financial Reporting. Prior to joining the firm, he served as Audit Senior Manager at PricewaterhouseCoopers' Technology, Information, Communications, and Entertainment practice. He holds a B.S. from California Polytechnic State University.

Name
Marcia Goodstein

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Marcia Goodstein has been Secretary of the Company since April 2013. Ms. Goodstein was also President from April 2013 to September 2017. Ms. Goodstein was also a Director of the Company from April 2013 till May 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Marcia Goodstein is currently the Chief Operating Officer and President of Idealab. Ms. Goodstein co-founded Idealab with Bill Gross in March 1996. Ms. Goodstein is a graduate of Pomona College.

Name
Deborah Chen

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Deborah Chen has been the Assistant Secretary for the Company since April 2013

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Deborah Chen has served as Idealab's General Counsel since September 2012. Ms. Chen has been with Idealab since February 2000 and previously served as Assistant General Counsel. Prior to joining Idealab, Ms. Chen was with the law firm of Latham & Watkins LLP. Ms. Chen is a former CPA and was with PricewaterhouseCoopers in New York as a Senior Accountant prior to attending law school. Ms. Chen holds a B.S. in Economics from the Wharton School of the University of Pennsylvania and a J.D. from the UCLA School of Law.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 15 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Convertible Preferred Stock
Convertible preferred stock consists of the following:

	Series Seed	Series A	Series B	Total
Authorized shares:				
December 31, 2016....................	4,000,000	4,779,897	5,067,534	13,847,431
December 31, 2015....................	4,000,000	4,779,897	5,067,534	13,847,431
December 31, 2014....................	4,000,000	4,779,897	-	8,779,897
Issued and outstanding shares:				
December 31, 2016....................	4,000,000	4,662,290	4,964,726	13,627,016
December 31, 2015....................	4,000,000	4,662,290	4,530,384	13,192,674
December 31, 2014....................	4,000,000	4,662,290	-	8,662,290
Liquidation Preference:				
December 31, 2016....................	$ 100,000	$ 2,774,995	$ 3,428,987	$ 6,303,982
December 31, 2015....................	$ 100,000	$ 2,774,995	$ 3,129,000	$ 6,003,995
December 31, 2014....................	$ 100,000	$ 2,774,995	$ -	$ 2,874,995

The Company's Board of Directors is authorized to determine the rights of each offering of preferred stock including, among other terms, dividend rights, voting rights, conversion rights, redemption prices and liquidation preferences, if any, subject to the limitations of applicable laws, regulations and its charter. The following summarizes the terms of the convertible preferred stock as of December 31, 2016:

Conversion rights - Each share of preferred stock is convertible, at the holder's option, into such number of fully paid and non-assessable shares of Class A common stock as is determined by dividing the applicable original issue price by the conversion price, both as defined in the Company's Amended and Restated Certificate of Incorporation. At December 31, 2016, the original issue price and conversion price is $0.025, $0.5952 and $0.69067 per share for Series Seed, Series A and Series B, respectively, such that each share of preferred stock is convertible into Class A common stock on a one to one basis. In the event of the issuance of additional shares of common stock, subject to certain exclusions, at a price per share less than the conversion price in effect on the date of such issuance, the conversion price will be adjusted based on a weighted average anti-dilution formula. The conversion price is also subject to adjustment based on certain other anti dilution provisions. Preferred stock will automatically convert into shares of Class A common stock at its then effective conversion rate immediately upon the closing of an initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Class A common stock with gross proceeds to the Company of not less than $20,000,000 at a per share price of not less than the price determined by dividing $100,000,000 by the number of Class A common shares outstanding immediately prior to closing an IPO ("Qualified IPO") or upon the consent of a majority of each series of convertible preferred stock voting as a single class. The Company is required to reserve and keep available, out of its authorized but unissued shares of Class A common stock, 13,847,431 shares for the conversion of Series Seed, Series A and Series B.

Liquidation preference - In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series Seed, Series A and Series B convertible preferred stock are entitled to receive, prior and in preference to any distribution of any assets or surplus funds to the holders of the Special Stock (see below for a description of the terms of the Special Stock) and the common stock, $0.025, $0.5952 and $0.69067 per share, respectively, plus any dividends declared but unpaid on such shares payable on a pari passu basis among the series. Thereafter, any remaining assets and funds of the Company will be distributed ratably to the holders of Class A common stock and Special Stock.

A liquidation event is deemed to include the Company's sale of all or substantially all of its assets or the acquisition of the Company by another person or entity by means of merger or consolidation resulting from the transfer of 50% or more of the Company's voting power. The preferred stockholders can waive this "deemed" liquidation preference by a majority vote.

Voting rights - The preferred stockholders are entitled to one vote for each share of Class A common stock into which such preferred stock can be converted. The preferred stock generally votes together with the Special Stock and the common stock and not as a separate class. The Company's Amended and Restated Articles of Incorporation include certain provisions which require a vote of at least 75% of preferred stockholders voting as a single class with respect to certain actions of the Board of Directors including: (1) effecting an amendment or waiver of any of the provisions of the Company's certificate of incorporation or bylaws (including pursuant to a merger); (2) declaring or paying any dividends; (3) authorization, creation or issuance of any share of capital stock senior to, or on parity with such series of preferred stock with respect to any preferences, designations, privileges or powers; (4) increase the number of authorized shares of capital stock; (5) redeem, purchase or otherwise acquire any share or shares of preferred stock or Class A common stock (other than the repurchase of stock from employees, officers, directors or consultants of the Company in connection with the termination of their employment or services pursuant to agreements approved by the Company's Board of Directors); (6) authorize any debt security in excess of $100,000; (7) effect a change in the size of the Board of Directors, and (8) effect any action resulting in liquidation, dissolution winding up or any deemed liquidation as described above.

Dividends - The holders of preferred stock are entitled to receive noncumulative dividends in an amount per share equal to 8% of the original issuance price per annum when, as, and if declared by the Board of Directors. No dividends will be paid to the Class A common stockholders until all dividends for such year have been paid to convertible preferred stockholders and if dividends are declared and paid to common stockholders they must also be declared and paid to preferred stockholders with at least the same terms.

Common and Special Stock
The Company is authorized to issue Class A and Class B common stock and Special Stock. The holder of the Special Stock is entitled to cast that number of votes equal to the greater of such holder's actual votes or that number of votes equal to 80% of the voting power of all outstanding shares of capital stock of the Company in each vote of

the stockholders of the Company or action by written consent of such stockholders held or taken for any purpose, including the election of directors. Since the inception of the Company 1 share of Special Stock was held by Idealab Holdings, LLC (see Exhibit B Note 8 Related Parties).

The Special Stock can be converted at any time, at the option of the holder, into 1 share of Class A common stock. Upon the closing of a Qualified IPO, the Special Stock will automatically convert into that number of shares of Class B common stock representing 80% of the total voting power of the Company after the public offering (including those shares of Class A stock already held by the holder of the Class B common stock). The Special Stock and Class B common stock will automatically convert into 1 share of Class A common stock upon: (1) the transfer of the Special Stock or Class B common stock to any person or entity other than Idealab or any of its wholly or majority owned subsidiaries or (2) the failure of Idealab or any of its wholly or majority owned subsidiaries to own or control at least 10% of the outstanding shares of Class A common stock of the Company, on an as converted basis.

No dividends shall be paid on the Class B common stock or the Special Stock in any year.

Type of security	Series Seed Preferred Stock
Amount outstanding	4,000,000
Voting Rights	Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock and Special Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class.
Anti-Dilution Rights	Weighted average anti-dilution protection
How this Security may limit, dilute or qualify the Preferred Equity issued pursuant to Regulation CF	The Existing Preferred hold certain voting rights together with the Preferred Equity issued pursuant to Regulation CF. The Existing Preferred may be able to exercise these rights without the consent of the holders of the Preferred Equity issued pursuant to Regulation CF as the Existing Preferred may constitute the required voting threshold for the preferred voting rights without the holders of the Preferred Equity issued pursuant to Regulation CF. Additional issuances of preferred stock will be dilutive to the Preferred Equity issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	15.9%

Type of security	Series A Preferred Stock
Amount outstanding	4,662,290
Voting Rights	Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single

	class with the holders of Common Stock and Special Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class.
Anti-Dilution Rights	Weighted average anti-dilution protection
How this Security may limit, dilute or qualify the Preferred Equity issued pursuant to Regulation CF	The Existing Preferred hold certain voting rights together with the Preferred Equity issued pursuant to Regulation CF. The Existing Preferred may be able to exercise these rights without the consent of the holders of the Preferred Equity issued pursuant to Regulation CF as the Existing Preferred may constitute the required voting threshold for the preferred voting rights without the holders of the Preferred Equity issued pursuant to Regulation CF. Additional issuances of preferred stock will be dilutive to the Preferred Equity issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	18.6%

Type of security	Series B Preferred Stock
Amount outstanding	8,484,214
Voting Rights	Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock and Special Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class.
Anti-Dilution Rights	Weighted average anti-dilution protection
How this Security may limit, dilute or qualify the Preferred Equity issued pursuant to Regulation CF	The Existing Preferred hold certain voting rights together with the Preferred Equity issued pursuant to Regulation CF. The Existing Preferred may be able to exercise these rights without the consent of the holders of the Preferred Equity issued pursuant to Regulation CF as the Existing Preferred may constitute the required voting threshold for the preferred voting rights without the holders of the Preferred Equity issued pursuant to Regulation CF. Additional issuances of preferred stock will be dilutive to the Preferred Equity issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	33.8%

Type of security	Special Share
Amount outstanding	1
Voting Rights	In each vote of the stockholders of the Company, including the election of directors, the holder of the Special Stock shall be entitled to cast in the aggregate that number of votes equal to the greater of: (y) such holder's voting power in the Company as otherwise determined without taking into account the Special Stock and (z) the number of votes needed to enable the Idealab Related Parties collectively to vote 80% of the voting power of all outstanding shares of capital stock of the Company. Specific matters submitted to a vote of the stockholders require the approval of the holder of Special Stock or Class B Common Stock.
Anti-Dilution Rights	Weighted average anti-dilution protection
How this Security may limit, dilute or qualify the Preferred Equity issued pursuant to Regulation CF	The special stock dilutes the voting power of the Preferred Equity issued pursuant to Regulation CF. The Special Stock holds certain additional voting rights.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

Convertible Promissory Notes Payable to Shareholders

2015 Issuances:
In September and October 2015 the Company issued seven notes to shareholders with a total principal balance of $1,558,406. The convertible promissory notes bear interest at 6% and mature one year from the date of issuance. No principal or interest payments are due prior to maturity and prepayments are not allowed without the consent of a majority of the note holders.

The convertible promissory notes are automatically convertible into shares of the Company's preferred stock, and additional shares of common stock, upon the first private equity sale of at least $3,000,000, including amounts converted for these convertible promissory notes (a "Qualified Financing") at a price per share equal to the lesser of: (1) 90% of the lowest price in the Qualified Financing or (2) the price implied by dividing $10,000,000 ("Valuation Cap") by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan including additional options as necessary to achieve an unallocated option pool of at least 20%. In both cases, the noteholders will be converted into preferred shares at the lowest price in the Qualified Financing with additional shares to be issued in the form of common stock. In the event of a sale of the Company, the noteholders will have the option of payment of two times the outstanding principal and accrued interest or conversion into Company shares at a price per share equal to the lesser of: (1) the Valuation Cap divided by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan or (2) the fair market value of the Company's common stock at the time of the change of control. If there is no Qualified Financing or change of control the noteholders have the option of converting the note principal and accrued interest into Class A common shares at a price per share equal to the Valuation Cap divided by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan. These conversion features are considered to be contingent and therefore will not be accounted for until all remaining contingencies surrounding their issuance are resolved.

In December 2015 the Company completed its Series B preferred stock financing which met the criteria of a Qualified Financing and converted the aggregate principal balance of the convertible promissory notes plus accrued interest of $20,600 into 2,286,188 shares of Series B preferred stock. Additionally, note holders were issued 254,018 shares of Class A common stock representing the 10% discount to the Series B purchase price. As a result of the resolution of the contingency surrounding the conversion of the notes the Company recorded the fair market value of the common stock issued of $22,862, or the amount of the beneficial conversion feature created by the discount, to interest expense during the year ended December 31, 2015.

2016 Issuances:
In December 2016 the Company issued three notes to shareholders with a total principal balance of $687,102 (and an additional two notes with a total principal balance of $100,000 with identical terms were issued to shareholders in January 2017 as disclosed in Exhibit B Note 10 Subsequent Events). The convertible promissory notes bear interest at 6% and mature one year from the date of issuance. No principal or interest payments are due prior to maturity and prepayments are not allowed without the consent of a majority of the note holders.

The convertible promissory notes are automatically convertible into shares of the Company's preferred stock, and in some cases additional shares of common stock, upon the first private equity sale of at least $500,000 (a "Qualified Financing") at a price per share equal to the lesser of: (1) the lowest price in the Qualified Financing or (2) the price implied by dividing $10,000,000 ("Valuation Cap") by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan. In the case of the latter price being used, the noteholders will be converted into preferred shares at the lowest price in the Qualified Financing with additional shares to be issued in the form of common stock. In the event of a sale of the Company, the noteholders will have the option of payment of two times the outstanding principal and accrued interest or conversion into Company shares at a price per share equal to the lesser of: (1) the Valuation Cap divided by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan or (2) the fair market value of the Company's common stock at the time of the change of control. If there is no Qualified Financing or change of control the noteholders have the option of converting the note principal and accrued interest into Class A common shares at a price per share equal to the Valuation Cap divided by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan.
In addition, as consideration for entering into the convertible promissory notes, the Company issued the noteholders 783,660 shares of Class A common stock (144,786 Class A common shares issued in January 2017 as disclosed in Exhibit B Note 10 Subsequent Events). The common stock had a fair value of $39,183 on the date of issuance and has been classified as a discount on the convertible promissory notes payable in the accompanying balance sheet. The debt discount is being amortized to interest expense over the term of the convertible promissory notes payable.

In January 2017 the Company issued another $100,000 in convertible promissory notes payable with the same terms described in Exhibit B Note 4 under the heading "2016 Issuances". In connection with these notes the Company issued 144,786 shares of Class A common stock to these note holders as consideration for entering into the note agreements. The Company will record the fair market value of the common stock issued as a discount on the convertible promissory notes issued in its 2017 financial statements.

In February and March 2017 the Company was advanced $650,000 for future royalty payments due in connection with a potential license for the Company's technology. In the event that a definitive license is not executed within an agreed-upon period then the advances will be converted into equity of the Company. As a result, the advances were made under convertible note purchase agreements. The notes are subject to automatic conversion upon a qualified equity financing in excess of $1,000,000 or voluntary conversion at the Company's discretion if a qualified equity financing does not occur, as defined in the note agreements. The notes' conversion rate is at a 20% discount to the next financing round price. If a change of control occurs, as defined in the agreements, 200% of the then outstanding principal and accrued interest becomes due and payable. Interest accrues on the notes at the rate of 5% per annum, which accrues until maturity and is convertible along with principal. The notes become due in August 2018. In August 2017, the license agreement was executed and the notes were applied to the license agreement and are no longer outstanding.

In May 2017, the Company granted a warrant to purchase 172,759 shares of Class A common stock to the entity that administered the funded research and development grant that was awarded to the Company.

In June 2017, the Company issued 424,000 shares of Class A common stock to its Chief Executive Officer.

In June 2017, the Company's articles were amended to authorize the Company to issue up to 43,367,920 shares of stock, designated as 26,000,000 shares of Class A common stock, 1,000 shares of Class B common stock, and 17,366,919 shares of preferred stock, designated as 4,000,000 shares of Series Seed convertible preferred stock, 4,779,897 shares of Series A convertible preferred stock and 8,587,022 shares of Series B convertible preferred stock and 1 share of Special Stock. The rights, preferences and privileges of the preferred stock are described in Exhibit B Note 5.

In June 2017, the Company issued 3,346,729 shares of Series B convertible preferred stock for cash of $1,500,000 and the conversion of notes and accrued interest of $811,488. The purchase price of the stock was $0.69067 per share. An additional 547,264 Class A common shares were issued to the convertible note holders based on the note terms which included a $10,000,000 pre-money valuation cap upon the next round of financing. The terms of the Series B convertible preferred stock are described in Exhibit B Note 5.

Other Promissory Notes

The Company has entered into a Note Purchase Agreement to issue senior secured promissory notes for up to $473K (the "Loan Amount"). The Company has entered into a senior secured promissory note under the Note Purchase Agreement with Idealab Holdings, LLC for $250K and may enter into additional notes with Idealab and/or other investors up to the Loan Amount. The note earns 1% monthly simple interest and is secured by the Company's accounts receivable. The note is subject to repayment as the accounts receivable are collected or upon closing of the Combined Offerings but in no event later than 4/30/18.

Commitments and Contingencies
From time to time the Company may be involved in disputes that have arisen in the ordinary course of business. Management believes the ultimate resolution of these disputes will not have a material adverse impact on the Company's results of operations, financial position or cash flows.

The Company has entered into contractual agreements with certain customers, which include provisions for indemnifying the customer against losses, expenses and liabilities from damages that may be awarded against the customer in the event the Company's software is found to infringe upon a patent, copyright, trademark, or other proprietary rights of a third party. Additionally, in the normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. The Company has also agreed to indemnify directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The Company believes its internal development processes and other policies and practices limit its exposure related to the indemnification provisions of its contractual agreements. To date, the Company has not had to reimburse any of its counterparties for any losses related to these indemnification provisions and no claims are outstanding as of December 31, 2016.

The Company has not recorded any liability for these indemnities and commitments in the accompanying balance sheets. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Idealab Holdings, LLC	29.7%*

* Through ownership of Special Stock Idealab Holdings, LLC holds an 80% vote

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
Edisun Microgrids, Inc. (formerly Edisun Heliostats, Inc.)("Edisun" or the "Company") is a Delaware corporation that was formed on April 9, 2013. The Company has been researching, testing and developing technology to capture and store solar energy and convert that to usable electricity.

At December 31, 2016, Idealab Holdings, LLC owns a special share of voting stock which gives it the right to vote 80% of the outstanding voting securities of the Company (see Exhibit B Note 5 - Capitalization). Idealab Holdings, LLC is a wholly owned subsidiary of Idealab, a creator and operator of technology businesses.

The Company has incurred recurring losses and negative cash flows from operating activities since inception, and has an accumulated deficit of $6,807,386 at December 31, 2016. To date, the Company has been dependent on equity and debt financings to fund its operations. The Company has commenced principal operations in early 2017 as its first product offering became commercially available and is generating revenue for the Company. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern in the twelve months following the date of issuance of these financial statements is dependent upon its ability to generate revenues and/or obtain financing sufficient to meet current and future obligations until such time that it can produce profitable operating results. Management plans to grow the Company's revenue base, expand its product offerings and raise additional financing to fund operations. The Company does not know whether it will be able to raise additional financing or financing on terms favorable to the Company or if it will ultimately achieve profitability on a stand-alone basis.

Grant income totaled $75,000 in 2015 compared with $52,024 in 2016. Grant income for both years was derived exclusively from a federal research and development grant related to energy storage technologies. This grant concluded in 2017. In 2017 the Company sold its first project related to PV Booster, the project is expected to be completed in Q4 2017.
In 2015 and 2016, the Company did not have cost of sales related to grant income as the grant was for partial reimbursement of certain research and development costs which are included in operating expenses.
Operating expenses totaled $1,556,701 in 2015 and $3,443,284 in 2016, an increase of $1,886,583 or 121%. The primary components of this increase were:
● An increase in sales and marketing expense from $7,904 in 2015 to $413,109, in 2016, an increase of $405,205 or 5127%. 2015 marketing expenses were extremely low as the Company was mainly just an

R&D organization. In 2016 the Company hired employees dedicated to S&M and also launched the PV Booster product publicly which accounted for the large increase in expense.

- An increase in research and development expense from $1,041,420 in 2015 to $2,315,861 in 2016, an increase of $1,274,441 or 122%. The increase was due primarily to additional employees and consultants working on the design and testing of various solar energy collection and storage devices.
- An increase in general and administrative expense from $507,377 in 2015 to $714,314 in 2016, an increase of $206,937 or 41%. The increase was due primarily to additional employees and consultants working on fundraising and various product roadmaps.

Our net loss totaled $1,525,648 in 2015 compared with a net loss totaling $3,393,590 in 2016. Our increase in net loss was primarily driven by our increase in operating expenses.

Although Edisun Microgrids is not currently profitable, we believe we may reach profitability within two years based on increased customer awareness, and improved margins on our PV Booster product. There is no guarantee that we will be able to achieve profitability or that our current calculations of our future costs will prove to be accurate.

The Company's industry is competitive and characterized by ongoing technological advances. The Company is subject to risks common to companies in the technology industry including, but not limited to, development of new technological innovations by the Company or its competitors and the protection of proprietary technologies.

Liquidity and Capital Resources
We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy.

As of December 31, 2016, the Company had $231,027 of cash and cash equivalents. As more fully described in the subsequent events footnotes in the reviewed financial statements, notable cash transactions through September 2017 include:

- Completion of a follow-on closing of the Company's Series B financing round, bringing in net new proceeds of $1,500,000.
- Entering into a technology license agreement with a third party, resulting in an upfront cash payment to Edisun of $1,000,000. This prepaid royalty is expected to be fully earned and converted to revenue by Q3 2018.
- Collecting $781,000 in advance payments from the Company's initial PV Booster customer. These advanced payments will convert to revenue upon substantial completing of the project which is expected in Q4 2017.

In order for the company to achieve its proposed business plan the proceeds of this offering or other resources are necessary.

Capital Expenditures and Other Obligations
The Company does intend to make material capital expenditures in the future to further develop its products. In addition, the company is obligated, under its supply agreement with Cool Energy, Inc. to make material license payments in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $20,000,113.34.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities will be sold subject to a purchase agreement, and accompanying ancillary documents, which include a Voting Agreement and an Investor Rights Agreement.

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms in the full definitive documents setting forth the rights of the Series C Preferred Stock.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $1,000,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,070,000 from investors through Regulation Crowdfunding before the deadline of December 15, 2017.

The minimum investment is this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Purchasers of Series C Preferred Stock will be bound by an Investment Management Agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Series C Preferred Stock covered by the Investment Management Agreement vote to terminate the agreement.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings"). The Company is offering the Series C Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who purchase 84,000 or greater number of shares of Series C Preferred Stock in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights.
- participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares

Classes of securities of the company

Class A Common Stock

Dividend Rights

No dividend shall be paid on the Common Stock in any year, other than dividends payable solely in capital stock, until all dividends for such year have been declared and paid on the Preferred Stock, and no dividends on the Class A Common Stock shall be paid unless the amount of such dividend on the Class A Common Stock is also paid on the Preferred Stock on an as-converted to Class A Common Stock basis. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In general, in the event of the Company's liquidation, dissolution, or winding up, holders of its Class A Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Class A Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holders of Preferred Stock and payment of all of the Company's debts and other liabilities or (ii) their pro rata share among holders of Class A Common Shares and Preferred Shares (on an as-converted basis) after payment of all the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Class A Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Class A Common Stock.

The rights, preferences and privileges of the holders of the Company's Class A Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock (including those offered in this offering), any additional classes of preferred stock that we may designate in the future and the rights of the holders of our Special Stock or Class B Common Stock.

Class B Common Stock

Dividend Rights

No dividend shall be paid on the Class B Common Stock. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Class B Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Specific matters submitted to a vote of the stockholders require the approval of the holder of Special Stock or Class B Common Stock. These matters include any vote to:

- effect any charter amendment or enter into any agreement that limits the board of directors' authority to direct the affairs of the Company in a manner that the holder of the Special Stock or Class B Common Stock, based on advice of counsel, reasonably determines would adversely affect its status under the Investment Company Act of 1940, as amended;
- issue any capital stock or securities convertible into capital stock or take any other action, that in each case results or may result in the automatic conversion of the Special Stock;
- increase or decrease the number of authorized shares of Special Stock or Class B Common Stock or reclassify the Special Stock or Class B Common Stock;
- take any action (whether by merger, by operation of law or otherwise) that adversely affects the voting, director designation, conversion or other rights of the Special Stock or the Class B Common Stock or the holders thereof;
- enter into any agreement or arrangement under which any stockholder or "group" of stockholders (as "group" is used in Rule 13d-1 under the Securities Exchange Act of 1934, as amended) is granted the right to designate or appoint any directors; or
- increase or decrease the number of directors of the Company.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, the holders of Class B Common Stock shall be entitled to receive for each outstanding share of Class B Common Stock then held by it an amount equal to the par value of such share (provided, however, that the right to receive such payment may be waived by the holder of Class B Common Stock).

Rights and Preferences

Upon the transfer or disposition of Class B Common Stock to any person or entity other than an affiliate of Idealab, all shares of Class B Common Stock shall, upon such transfer, automatically be converted into one (1) share of Class A Common Stock.

In addition, notwithstanding the foregoing, if Idealab and its affiliates (the "Idealab Related Parties") collectively cease to own or control at least 10% of the outstanding shares of Class A Common Stock of the Company (assuming for these purposes that all issued and outstanding securities of the Company convertible into shares of Class A Common Stock have been so converted) at any time, all shares of Class B Common Stock shall automatically be converted into one (1) share of Class A Common Stock.

Holders of the Company's Class B Common Stock have no preemptive, conversion, or other rights, other than as described above, and there are no redemptive or sinking fund provisions applicable to the Company's Class B Common Stock.

The rights, preferences and privileges of the holders of the Company's Class B Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock (including those offered in this offering) and any additional classes of preferred stock that we may designate in the future.

Seed Series Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock

Dividend Rights

Holders of Seed Series Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock (collectively, the "Preferred Stock" or "Preferred Shares") are entitled to receive noncumulative dividends, payable on a pari passu basis among all series of Preferred Stock, in an amount equal to 8% per share per annum of the applicable original issue price for such series of Preferred Stock, when, as, and if declared by the Company's board of directors. No dividend shall be paid on the Common Stock in any year, other than dividends payable solely in capital stock, until all dividends for such year have been declared and paid on the Preferred Stock, and no dividends on the Class A Common Stock shall be paid unless the amount of such dividend on the Class A Common Stock is also paid on the Preferred Stock on an as-converted to Class A Common Stock basis. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock and Special Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class. These matters include any vote to:
- increase the number of authorized shares of capital stock;
- authorize, create or issue, or obligate itself to issue, any shares of any class or series of equity security, including any other security convertible into or exercisable for any equity security, having any preference or priority superior to or on parity with any such preference or priority of any outstanding series of Preferred Stock (including, without limitation, with respect to voting, dividends or upon liquidation);
- amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or bylaws of the Company (including pursuant to a merger);

- redeem, purchase or otherwise acquire (or pay into or set funds aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Class A Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors or consultants of the Company in connection with a termination of employment or services pursuant to an agreement approved by the Company's board of directors; or
- pay any dividends on any class of equity security with a dividend preference equal to or inferior to the Preferred Stock; or
- create or authorize the creation of any debt security in excess of $100,000;
- effect a change in the size of the board of directors; or
- effect, or obligate the Company or any subsidiary to effect, any action resulting in liquidation, dissolution, winding up of the Company or any deemed liquidation event of the Company.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of each series of Preferred Stock receive these distributions on a pari passu basis with holders of other series of Preferred Stock and before any holders of Common Stock.

Conversion Rights

Each share of Preferred Stock is convertible into one share of Class A Common Stock (subject to proportional adjustments for stock splits, stock dividends, diluting issues and the like) at any time at the option of the holder.

Upon the closing of qualified initial public offering, each share of Preferred Stock shall automatically be converted into one share of Class A Common Stock (subject to proportional adjustments for stock splits, stock dividends, diluting issues and the like). Each share of a series of Preferred Stock shall automatically be converted into one share of Class A Common Stock (subject to proportional adjustments for stock splits, stock dividends, diluting issues and the like) on the date specified by written consent of holders of a majority of such series of Preferred Stock voting together as a separate class.

Preemptive Rights; Registration Rights

The Company has entered into an Amended and Restated Investor Rights Agreement ("Investor Rights Agreement") with holders of Preferred Stock. Under the Investor Rights Agreement, the Company grants the investors registration rights. Investors of Preferred Stock who hold 84,000 shares of Preferred Stock or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences including pre-emptive rights, which means the right to invest up to their pro rata share on a fully diluted basis in equity financings of the Company, and information rights. This offering will trigger these preemptive rights; the Company will seek a waiver of those rights from the investors who qualify as Major Purchasers.

Voting Agreement

The Company has entered into an Amended and Restated Voting Agreement (the "Voting Agreement") with certain investors in its Common Stock, Preferred Stock and the holder of the Special Stock under which the investors have agreed to vote their shares to achieve the structure of the Board of Directors as set forth in the agreement. In the event that a party to the Voting Agreement fails to vote its shares to achieve that structure, the Voting Agreement grants a proxy to the President of the Company to vote those shares as prescribed in the agreement.

Under the Voting Agreement, holders are subject to a drag-along provision pursuant to which, and subject to certain exemptions, each holder of shares agrees that, in the event a majority of the outstanding shares of

Preferred Stock approve a sale of the Company or a deemed liquidation event and agree to transfer their respective shares, then such holder will vote in favor of the sale of the Company or deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

Special Stock

Dividend Rights

No dividend shall be paid on the Special Stock. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

In each vote of the stockholders of the Company, including the election of directors, the holder of the Special Stock shall be entitled to cast in the aggregate that number of votes equal to the greater of: (y) such holder's voting power in the Company as otherwise determined without taking into account the Special Stock and (z) the number of votes needed to enable the Idealab Related Parties collectively to vote 80% of the voting power of all outstanding shares of capital stock of the Company.   Specific matters submitted to a vote of the stockholders require the approval of the holder of Special Stock or Class B Common Stock. These matters include any vote to:

- effect any charter amendment or enter into any agreement that limits the board of directors' authority to direct the affairs of the Company in a manner that the holder of the Special Stock or Class B Common Stock, based on advice of counsel, reasonably determines would adversely affect its status under the Investment Company Act of 1940, as amended;
- issue any capital stock or securities convertible into capital stock or take any other action, that in each case results or may result in the automatic conversion of the Special Stock;
- increase or decrease the number of authorized shares of Special Stock or Class B Common Stock or reclassify the Special Stock or Class B Common Stock;
- take any action (whether by merger, by operation of law or otherwise) that adversely affects the voting, director designation, conversion or other rights of the Special Stock or the Class B Common Stock or the holders thereof;
- enter into any agreement or arrangement under which any stockholder or "group" of stockholders (as "group" is used in Rule 13d-1 under the Securities Exchange Act of 1934, as amended) is granted the right to designate or appoint any directors; or
- increase or decrease the number of directors of the Company.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, the holder of the Special Stock shall be entitled to receive for the outstanding share of Special Stock then held by it an amount equal to the par value of such share (provided, however, that the right to receive such payment may be waived by the holder of the Special Stock).

Voting Agreement

The Company has entered into a Voting Agreement with certain investors in its Common Stock, Preferred Stock and the holder of the Special Stock under which the investors have agreed to vote their shares to achieve the structure of the Board of Directors as set forth in the agreement. In the event that a party to the Voting Agreement fails to vote its shares to achieve that structure, the Voting Agreement grants a proxy to the President of the Company to vote those shares as prescribed in the agreement.

Under the Voting Agreement, holders are subject to a drag-along provision pursuant to which, and subject to certain exemptions, each holder of shares agrees that, in the event a majority of the outstanding shares of Preferred Stock approve a sale of the Company or a deemed liquidation event and agree to transfer their respective shares, then such holder will vote in favor of the sale of the Company or deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

Rights and Preferences

Upon the transfer or disposition of the share of Special Stock to any person or entity other than an Idealab Related Party, such share of Special Stock shall, upon such transfer, automatically be converted into one (1) share of Class A Common Stock. The Special Stock may also be converted, at the option of the holder, at any time into one (1) share of Class A Common Stock.

Upon the closing of qualified initial public offering, the Special Stock shall automatically be converted into that number of shares of Class B Common Stock having the total voting power (expressed as a percentage of the total voting power of all shares of the Company outstanding and entitled to vote immediately after the qualified initial public offering and assuming for these purposes that all issued and outstanding securities directly or indirectly convertible into shares of Class A Common Stock (or other voting stock) have been so converted) equal to that percentage needed to enable the Idealab Related Parties collectively to vote 80% of the voting power of all outstanding shares of capital stock of the Company.

Notwithstanding the foregoing, if the Idealab Related Parties collectively cease to own or control at least 10% of the outstanding shares of Class A Common Stock of the Company (assuming for these purposes that all issued and outstanding securities of the Company convertible into shares of Class A Common Stock have been so converted) at any time, the share of Special Stock shall automatically be converted into one (1) share of Class A Common Stock.

Holders of the Company's Special Stock have no preemptive, conversion, or other rights, other than as described above and there are no redemptive or sinking fund provisions applicable to the Company's Special Stock.

The rights, preferences and privileges of the holder of the Company's Special Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock (including those offered in this offering) and any additional classes of preferred stock that we may designate in the future.

What it means to be a minority holder

As an investor in Series C Preferred Stock of the company, your rights will be more limited than the rights of the holders of Common Stock, Preferred Stock or Special Stock who control the company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the company or its significant assets, or Company transactions with related parties. Even if your securities convert to Common Stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series C Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, brother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase Series C Preferred Stock.

Tax Matters
Each prospective purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the purchaser of the purchase, ownership and sale of the purchaser's securities, as well as possible changes in the tax laws.

To insure compliance with the requirements imposed by the internal revenue service, we inform you that any tax statement in this form c concerning United States federal taxes is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding any tax-related penalties under the United States internal revenue code. Any tax statement herein concerning United States federal taxes was written in connection with the marketing or promotion of the transactions or matters to which the statement relates. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

Each potential purchaser should consult his or her own tax advisor concerning the possible impact of state taxes.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company rents office space and receives a variety of overhead services from Idealab. Such services include accounting, human resources, legal, information technology, marketing and public relations and certain executive services (the Chief Executive Officer of Idealab also serves as the Chief Executive Officer of the Company). Idealab charges the Company a fee based on the cost to Idealab of the specific services provided and these fees totaled $629,916 and $169,754 for the years ended December 31, 2016 and 2015, respectively. Additionally, Idealab received 571,572 shares of restricted Class A common stock at the inception of the Company in exchange for CEO services which vested monthly over a three year period. Office space and services are provided by Idealab under a services agreement which is cancelable by either party with 30 day's written notice.

The Company has entered into a senior secured promissory note with Idealab for $250K and may enter into similar notes with other investors. The note earns 1% monthly simple interest and is secured by the Company's accounts receivable. The note is subject to repayment as the accounts receivable are collected or upon closing of the Combined Offerings but in no event later than 4/30/18.

The Company's employees participate in Idealab's payroll benefit plans. Idealab charges the Company for payroll benefit costs paid on the Company's behalf. The Company's employees also participate in Idealab's defined contribution plan for the benefit of all of its eligible employees. Participants may contribute a portion of their compensation up to the Internal Revenue Service's annual contribution limit. The Company, within the guidelines of the Idealab plan, may make discretionary contributions to the plan. The Company has not made any contributions to the plan since its inception.

As more fully described in herein, the Company has entered into secured convertible promissory notes with certain of its investors.

During the year ended December 31, 2015 the Company paid $247,500 to an entity under the control of Idealab Holdings, LLC related to licensing energy conversion technologies and non-recurring engineering charges.

One of the Company's Series B convertible preferred stock investors is affiliated with the organization that administered the funded research and development grant that was awarded to the Company.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Certain of the Company's officers and directors are affiliated with Idealab. Bill Gross and Tom McGovern, who are directors of the Company, are Idealab affiliates. Bill Gross, Marcia Goodstein, Craig Chrisney, and Deborah Chen, all of whom are officers of the Company, are employees of, or otherwise affiliated with, Idealab.

Mr. Gross and Idealab have entered into a Letter Agreement dated December 2, 2013 regarding invention assignments arising out of services provided by Mr. Gross to the Company. Marcia Goodstein (Secretary), Craig Chrisney (CFO and Treasurer), and Deborah Chen (Asst. Secretary), have not signed Invention Assignment Agreements; however none of these officers have had a direct and personal involvement in product development at the Company.

The Company has entered into development and supply agreements with Cool Energy, Inc. Idealab owns approximately 30% of the outstanding equity of Cool Energy, Inc.

The Company has entered into a senior secured promissory note with Idealab, the Company's largest shareholder.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your prefered equity or convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
The intermediary will notify investors when the target offering amount has been met;
The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;

If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;

If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1.   Personal information such as your current address and phone number
2.   Employment and employer information
3.   Net worth and income information
4.   Social Security Number or government-issued identification
5.   ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1.   The Company becomes a fully-reporting registrant with the SEC
2.   The Company has filed at least one annual report, but has no more than 300 shareholders of record
3.   The Company has filed at least three annual reports, and has no more than $10 million in assets
4.   The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
5.   The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1.   To the Company that sold the Securities
2.   To an accredited investor
3.   As part of an Offering registered with the SEC (think IPO)
4.   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Bill Gross
_____
(Signature)

Bill Gross
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Bill Gross
_____
(Signature)

Bill Gross
_____
(Name)

CEO and Director
_____
(Title)

_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Tom McGovern
_____
(Signature)

Tom McGovern
_____
(Name)

Director
_____
(Title)

_____

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Steven Dietz
_____

(Signature)

Steven Dietz
_____

(Name)

Director
_____

(Title)

_____

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Carl Sheldon
_____

(Signature)

Carl Sheldon
_____

(Name)

Director
_____

(Title)

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

EXHIBIT C
PDF of SI Website

EXHIBIT D
Investor Deck

EXHIBIT E
Video Transcript

EDISUN MICROGRIDS, INC.
A Delaware Corporation

Financial Statements (Unaudited)
and Independent Accountant's Review Report

December 31, 2016, 2015 and 2014

EDISUN MICROGRIDS, INC.

TABLE OF CONTENTS

Page



To the Stockholders of
Edisun Microgrids, Inc.
Pasadena, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Edisun Microgrids, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
October 2, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

EDISUN MICROGRIDS, INC.
BALANCE SHEETS (Unaudited)

	December 31,		
	2016	**2015**	**2014**
Assets:			
Current assets:			
Cash and cash equivalents..	$ 231,027	$ 2,538,434	$ 921,059
Prepaid expenses...	60,200	158,004	18,837
Total current assets..	291,227	2,696,438	939,896
Fixed assets, net..	19,338	4,593	-
Intangible assets, net..	-	335	1,715
Total Assets..	$ 310,565	$ 2,701,366	$ 941,611
Liabilities and Stockholders' Deficit			
Current liabilities:			
Accounts payable...	$ 56,952	$ 26,964	$ 9,659
Payable to related party...	55,986	66,048	17,069
Accrued expenses..	1,526	51,732	32
Accrued compensation...	2,711	-	-
Accrued interest...	1,368	-	-
Convertible promissory notes payable to shareholders....................	647,919	-	-
Total current liabilities...	766,462	144,744	26,760
Commitments and contingencies (Note 9)			
Stockholders' Equity (Deficit)			
Convertible preferred stock, $0.001 par value, 13,847,431 shares authorized at December 31, 2016 and 2015; 8,779,897 shares authorized at December 31, 2014; 13,627,016, 13,192,674 and 8,662,290 shares issued and outstanding at Decmeber 31, 2016, 2015 and 2014, resp.; liquidation preference of $6,303,982, $6,003,995 and $2,874,995 at December 31, 2016, 2015 and 2014, resp..........	6,215,204	5,915,204	2,786,199
Common stock, Class A, $0.001 par value; 23,000,000 shares authorized at December 31, 2016 and 2015; 13,000,000 shares, authorized at December 31, 2014; 2,032,419, 1,023,759 and 757,879 shares issued and outstanding at December 31, 2016, 2015 and 2014, resp...	2,032	1,024	758
Common stock, Class B, $0.001 par value; 1,000 shares authorized at December 31, 2016, 2015 and 2014; no shares issued or outstanding at December 31, 2016, 2015 and 2014.......................	-	-	-
Special stock, $0.001 par value; 1 share authorized, issued and outstanding at December 31, 2016, 2015 and 2014.......................	100	100	100
Additional paid-in capital..	134,153	54,090	15,942
Accumulated deficit..	(6,807,386)	(3,413,796)	(1,888,148)
Total stockholders' equity (deficit)...	(455,897)	2,556,622	914,851
Total Liabilities and Stockholders' Equity (Deficit).................	$ 310,565	$ 2,701,366	$ 941,611

See accompanying notes to the financial statements.

EDISUN MICROGRIDS, INC.
STATEMENTS OF OPERATIONS (Unaudited)

	Year ended December 31,	
	2016	**2015**
Revenues:		
Trade revenues	$ -	$ -
Grant income	52,024	75,000
Total revenues	52,024	75,000
Operating expenses:		
Sales and marketing	413,109	7,904
Research and development	2,315,861	1,041,420
General and administrative	714,314	507,377
Total operating expenses	3,443,284	1,556,701
Operating loss	(3,391,259)	(1,481,701)
Other income (expense), net:		
Interest income	369	315
Interest expense	(1,900)	(43,462)
Loss before income taxes	(3,392,790)	(1,524,848)
Income tax expense	(800)	(800)
Net loss	$ (3,393,590)	$ (1,525,648)

See accompanying notes to the financial statements.

EDISUN MICROGRIDS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Unaudited)

	Convertible Preferred Stock		Common Stock - Class A		Special Stock		Additional Paid-In	Accum.	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance at December 31, 2014	8,662,290	$ 2,786,199	757,879	$ 758	1	$ 100	$ 15,942	$(1,888,148)	$ 914,851
Exercise of stock options	-	-	11,862	12	-	-	107	-	119
Series B convertible preferred stock transactions:									
Issuance for cash	2,244,196	1,549,999	-	-	-	-	-	-	1,549,999
Issuance for conversion of promissory notes	2,286,188	1,579,006	-	-	-	-	-	-	1,579,006
Beneficial conversion feature	-	-	254,018	254	-	-	22,608	-	22,862
Stock-based compensation	-	-	-	-	-	-	15,433	-	15,433
Net loss	-	-	-	-	-	-	-	(1,525,648)	(1,525,648)
Balance at December 31, 2015	13,192,674	$ 5,915,204	1,023,759	$ 1,024	1	$ 100	$ 54,090	$(3,413,796)	$ 2,556,622
Exercise of stock options	-	-	225,000	225	-	-	17,776	-	18,001
Issuance of Series B convertible preferred stock	434,342	300,000	-	-	-	-	-	-	300,000
Common stock issued to convertible note holders	-	-	783,660	783	-	-	38,400	-	39,183
Stock-based compensation	-	-	-	-	-	-	23,887	-	23,887
Net loss	-	-	-	-	-	-	-	(3,393,590)	(3,393,590)
Balance at December 31, 2016	13,627,016	$ 6,215,204	2,032,419	$ 2,032	1	$ 100	$ 134,153	$(6,807,386)	$ (455,897)

See accompanying notes to the financial statements.

EDISUN MICROGRIDS, INC.
STATEMENTS OF CASH FLOWS (Unaudited)

| | Year Ended December 31, | |
	2016	2015
Cash flows from operating activities:		
Net loss...	$ (3,393,590)	$ (1,525,648)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation and amortization expense.......................	11,060	1,580
Stock based compensation..	23,887	15,433
Non-cash interest expense...	-	22,862
Changes in operating assets and liabilities:		
Prepaid expenses...	97,804	(139,167)
Accounts payable...	29,988	17,305
Payable to Related Party..	277,040	48,979
Accrued expenses..	(50,206)	51,700
Accrued compensation...	2,711	-
Accrued interest..	1,368	20,600
Net cash used in operating activities........................	(2,999,938)	(1,486,356)
Cash flows from investing activities:		
Purchase of fixed assets..	(25,470)	(4,793)
Net cash used in investing activities........................	(25,470)	(4,793)
Cash flows from financing actvities:		
Proceeds from issuance of convertible notes....................	400,000	1,558,406
Proceeds from issuance of convertible preferred stock.........	300,000	1,549,999
Proceeds from issuace of common stock........................	18,001	119
Net cash provided by financing activities....................	718,001	3,108,524
Net increase (decrease) in cash and cash equivalents...........	(2,307,407)	1,617,375
Cash and cash equivalents at beginning of year..................	2,538,434	921,059
Cash and cash equivalents at end of year......................	$ 231,027	$ 2,538,434
Supplemental cash flow information:		
Cash paid for:		
Interest...	$ -	$ -
Income taxes...	$ 800	$ 800
Conversion of notes payable and accrued interest		
to convertible preferred stock......................................	$ -	$ 1,579,006
Conversion of payable to related party to convertible		
promissory notes payable...	$ 287,102	$ -
Issuance of common stock for convertible notes.............	$ 39,183	$ -

See accompanying notes to the financial statements.

5

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2016, 2015 and 2014 and for the years ended
December 31, 2016 and 2015

1.   **Nature of Business**

Edisun Microgrids, Inc. (formerly Edisun Heliostats, Inc.)("Edisun" or the "Company") is a Delaware corporation that was formed on April 9, 2013. The Company has been researching, testing and developing technology to capture and store solar energy and convert that to usable electricity.

At December 31, 2016, Idealab Holdings, LLC owns a special share of voting stock which gives it the right to vote 80% of the outstanding voting securities of the Company (see Note 5 - Capitalization). Idealab Holdings, LLC is a wholly owned subsidiary of Idealab, a creator and operator of technology businesses.

The Company has incurred recurring losses and negative cash flows from operating activities since inception, and has an accumulated deficit of $6,807,386 at December 31, 2016. To date, the Company has been dependent on equity and debt financings to fund its operations. The Company has commenced principal operations in early 2017 as its first product offering became commercially available and is generating revenue for the Company. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern in the twelve months following the date of issuance of these financial statements is dependent upon its ability to generate revenues and/or obtain financing sufficient to meet current and future obligations until such time that it can produce profitable operating results. Management plans to grow the Company's revenue base, expand its product offerings and raise additional financing to fund operations. The Company does not know whether it will be able to raise additional financing or financing on terms favorable to the Company or if it will ultimately achieve profitability on a stand-alone basis.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company's industry is competitive and characterized by ongoing technological advances. The Company is subject to risks common to companies in the technology industry including, but not limited to, development of new technological innovations by the Company or its competitors and the protection of proprietary technologies.

2.   **Summary of Significant Accounting Policies**

A summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements is set forth below.

Basis of Accounting

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America, which is based on the accrual method of accounting. The Company has adopted the calendar year as its basis of reporting.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in operating bank accounts and money market accounts and therefore the carrying amount approximates fair value. The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2016, 2015 and 2014 and for the years ended
December 31, 2016 and 2015

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company primarily maintains its cash balances with financial institutions in federally insured accounts. The Company may from time to time have cash in banks in excess of FDIC insurance limits. The Company has not experienced any losses to date resulting from this practice. The Company mitigates its risk by maintaining the majority of its cash and equivalents with high quality financial institutions.

Fixed Assets

Fixed assets are recorded at cost. Provisions for depreciation are based on the estimated useful lives using the straight-line method. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income. Expenditures for repairs and maintenance are expensed as incurred. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of long-lived assets might not be recoverable.

Fair Value Measurements

The Company groups its assets and liabilities measured at fair value in three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The three levels of the fair value hierarchy are as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, some discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the overall fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument.

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2016, 2015 and 2014 and for the years ended
December 31, 2016 and 2015

The Company recognizes transfers between levels as if the transfers occurred on the last day of the reporting period.

The fair value of the Company's cash and cash equivalents balances, which are equal to their book value, are determined using level 1 inputs at December 31, 2016, 2015 and 2014.

Revenues

The Company expects to derive revenues from the sale of energy generating systems and related hardware and the license of its software technology, all of which are currently under development. To date, the Company has recognized as revenue amounts earned from funded research and development grants for a potential solar project.

Research and Software Development Costs

Research and development costs are expensed as incurred. Capitalization of software development costs for software to be sold, leased, or otherwise marketed begins upon the establishment of technological feasibility, which is generally the completion of a working prototype that has been certified as having no critical bugs and is a release candidate. Amortization begins once the software is ready for its intended use, generally based on the pattern in which the economic benefit will be consumed. To date, software development costs incurred between completion of a working prototype and general availability of the related product have not been material and accordingly no costs have been capitalized.

Stock-Based Compensation

The Company recognizes compensation expense related to employee option grants in accordance with ASC 718, *Compensation - Stock Compensation* ("ASC 718").

ASC 718 requires companies to estimate the fair value of stock option awards on the grant date using an option pricing model. Employee stock-based compensation recognized in the Company's financial statements is measured using the Black-Scholes option pricing model for estimating the fair value of options granted under the Company's stock option plan. The Company has elected to treat share-based payment awards with graded vesting schedules and time-based service conditions as a single award and recognizes stock-based compensation on a straight-line basis over the requisite service period. The assumptions that were used to calculate the grant date fair value of the Company's employee and non-employee stock option grants for the years ended December 31, 2016 and 2015 were as follows:

	2016	2015
Risk-free interest rate	1.5%	1.6%
Expected term (in years)	5.9	6.0
Dividend yield	0%	0%
Expected volatility	60%	59%
Weighted-ave. estimated fair value	$ 0.17	$ 0.05

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2016, 2015 and 2014 and for the years ended
December 31, 2016 and 2015

The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. In estimating the expected term for options granted to employees during the years ended December 31, 2016 and 2015, the Company applied the simplified method from Staff Accounting Bulletin ("SAB") Topic No. 14, *Share-Based Payments* as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.

The Company determined the expected volatility assumption using the frequency of daily historical prices of comparable public companies common stock for a period equal to the expected term of the options. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants.

The risk-free interest rate assumption is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The dividend yield assumption is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends to its stockholders, and the Company does not anticipate paying any cash dividends in the foreseeable future.

As stock-based compensation expense recognized in the Company's statement of operations for the year ended December 31, 2016 and 2015 is based on awards ultimately expected to vest, the amount has been reduced by actual forfeitures. With the adoption of ASU 2016-09, the Company accounts for forfeitures as they occur.

For purposes of financial accounting for stock-based compensation, the Company has determined the fair values of its options based in part on the work of third-party valuation specialists utilizing Level 3 valuation inputs. The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If the Company had made different assumptions, its stock-based compensation expense, and its net loss could have been significantly different.

Income Taxes

Income taxes are accounted for using the asset and liability method whereby deferred income tax assets and liabilities are recognized based on the differences between the financial statement reporting and tax bases of the Company's assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when available evidence indicates that it is more likely than not that all or a portion of the net deferred income tax assets will not be realized.

Risks and Uncertainties

As of December 31, 2016, the Company is still developing its product offering and therefore has not yet commenced full scale operations nor generated significant revenue. The Company's activities since inception have consisted primarily of research and product development and efforts to raise capital. Once the Company commences its planned principal operations it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2016, 2015 and 2014 and for the years ended
December 31, 2016 and 2015

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, management evaluates these estimates and judgments, including those related to income taxes and assumptions used in valuing stock-based compensation instruments. The Company bases these estimates on historical and anticipated results, and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs.

These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from the Company's estimates.

3. Balance Sheet Amounts

	December 31,		
	2016	2015	2014
Fixed assets:			
Computer hardware..............................	$ 9,533	$ 4,793	$ -
Computer software...............................	10,995	-	-
Machinery & equipment.........................	9,735	-	-
Less: accumulated depreceation............	(10,925)	(200)	-
Fixed assets, net.............................	$ 19,338	$ 4,593	$ -

Depreciation expense for the years ended December 31, 2016 and 2015 was $10,725 and $200, respectively.

	December 31,		
	2016	2015	2014
Intangible assets:			
Domain name.......................................	$ 4,130	$ 4,130	$ 4,130
Less: accumulated amortization..............	(4,130)	(3,795)	(2,415)
Domain name, net.............................	$ -	$ 335	$ 1,715

Amortization expense for the years ended December 31, 2016 and 2015 was $335 and $1,380, respectively.

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2016, 2015 and 2014 and for the years ended
December 31, 2016 and 2015

4.   **Convertible Promissory Notes Payable to Shareholders**

2016 Issuances:

In December 2016 the Company issued three notes to shareholders with a total principal balance of $687,102 (and an additional two notes with a total principal balance of $100,000 with identical terms were issued to shareholders in January 2017 as disclosed in Note 10 Subsequent Events). The convertible promissory notes bear interest at 6% and mature one year from the date of issuance. No principal or interest payments are due prior to maturity and prepayments are not allowed without the consent of a majority of the note holders.

The convertible promissory notes are automatically convertible into shares of the Company's preferred stock, and in some cases additional shares of common stock, upon the first private equity sale of at least $500,000 (a "Qualified Financing") at a price per share equal to the lesser of: (1) the lowest price in the Qualified Financing or (2) the price implied by dividing $10,000,000 ("Valuation Cap") by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan. In the case of the latter price being used, the noteholders will be converted into preferred shares at the lowest price in the Qualified Financing with additional shares to be issued in the form of common stock. In the event of a sale of the Company, the noteholders will have the option of payment of two times the outstanding principal and accrued interest or conversion into Company shares at a price per share equal to the lesser of: (1) the Valuation Cap divided by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan or (2) the fair market value of the Company's common stock at the time of the change of control. If there is no Qualified Financing or change of control the noteholders have the option of converting the note principal and accrued interest into Class A common shares at a price per share equal to the Valuation Cap divided by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan.

In addition, as consideration for entering into the convertible promissory notes, the Company issued the noteholders 783,660 shares of Class A common stock (144,786 Class A common shares issued in January 2017 as disclosed in Note 10 Subsequent Events). The common stock had a fair value of $39,183 on the date of issuance and has been classified as a discount on the convertible promissory notes payable in the accompanying balance sheet. The debt discount is being amortized to interest expense over the term of the convertible promissory notes payable.

2015 Issuances:

In September and October 2015 the Company issued seven notes to shareholders with a total principal balance of $1,558,406. The convertible promissory notes bear interest at 6% and mature one year from the date of issuance. No principal or interest payments are due prior to maturity and prepayments are not allowed without the consent of a majority of the note holders.

The convertible promissory notes are automatically convertible into shares of the Company's preferred stock, and additional shares of common stock, upon the first private equity sale of at least $3,000,000, including amounts converted for these convertible promissory notes (a "Qualified Financing") at a price per share equal to the lesser of: (1) 90% of the lowest price in the Qualified Financing or (2) the price implied by dividing $10,000,000 ("Valuation Cap") by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan including additional

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2016, 2015 and 2014 and for the years ended
December 31, 2016 and 2015

options as necessary to achieve an unallocated option pool of at least 20%. In both cases, the noteholders will be converted into preferred shares at the lowest price in the Qualified Financing with additional shares to be issued in the form of common stock. In the event of a sale of the Company, the noteholders will have the option of payment of two times the outstanding principal and accrued interest or conversion into Company shares at a price per share equal to the lesser of: (1) the Valuation Cap divided by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan or (2) the fair market value of the Company's common stock at the time of the change of control. If there is no Qualified Financing or change of control the noteholders have the option of converting the note principal and accrued interest into Class A common shares at a price per share equal to the Valuation Cap divided by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan. These conversion features are considered to be contingent and therefore will not be accounted for until all remaining contingencies surrounding their issuance are resolved.

In December 2015 the Company completed its Series B preferred stock financing which met the criteria of a Qualified Financing and converted the aggregate principal balance of the convertible promissory notes plus accrued interest of $20,600 into 2,286,188 shares of Series B preferred stock. Additionally, note holders were issued 254,018 shares of Class A common stock representing the 10% discount to the Series B purchase price. As a result of the resolution of the contingency surrounding the conversion of the notes the Company recorded the fair market value of the common stock issued of $22,862, or the amount of the beneficial conversion feature created by the discount, to interest expense during the year ended December 31, 2015.

5.   Capitalization

Convertible Preferred Stock

Convertible preferred stock consists of the following:

	Series Seed	Series A	Series B	Total
Authorized shares:				
December 31, 2016	4,000,000	4,779,897	5,067,534	13,847,431
December 31, 2015	4,000,000	4,779,897	5,067,534	13,847,431
December 31, 2014	4,000,000	4,779,897	-	8,779,897
Issued and outstanding shares:				
December 31, 2016	4,000,000	4,662,290	4,964,726	13,627,016
December 31, 2015	4,000,000	4,662,290	4,530,384	13,192,674
December 31, 2014	4,000,000	4,662,290	-	8,662,290
Liquidation Preference:				
December 31, 2016	$ 100,000	$ 2,774,995	$ 3,428,987	$ 6,303,982
December 31, 2015	$ 100,000	$ 2,774,995	$ 3,129,000	$ 6,003,995
December 31, 2014	$ 100,000	$ 2,774,995	$ -	$ 2,874,995

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2016, 2015 and 2014 and for the years ended
December 31, 2016 and 2015

The Company's Board of Directors is authorized to determine the rights of each offering of preferred stock including, among other terms, dividend rights, voting rights, conversion rights, redemption prices and liquidation preferences, if any, subject to the limitations of applicable laws, regulations and its charter. The following summarizes the terms of the convertible preferred stock as of December 31, 2016:

Conversion rights - Each share of preferred stock is convertible, at the holder's option, into such number of fully paid and non-assessable shares of Class A common stock as is determined by dividing the applicable original issue price by the conversion price, both as defined in the Company's Amended and Restated Certificate of Incorporation. At December 31, 2016, the original issue price and conversion price is $0.025, $0.5952 and $0.69067 per share for Series Seed, Series A and Series B, respectively, such that each share of preferred stock is convertible into Class A common stock on a one to one basis. In the event of the issuance of additional shares of common stock, subject to certain exclusions, at a price per share less than the conversion price in effect on the date of such issuance, the conversion price will be adjusted based on a weighted average anti-dilution formula. The conversion price is also subject to adjustment based on certain other anti-dilution provisions. Preferred stock will automatically convert into shares of Class A common stock at its then effective conversion rate immediately upon the closing of an initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Class A common stock with gross proceeds to the Company of not less than $20,000,000 at a per share price of not less than the price determined by dividing $100,000,000 by the number of Class A common shares outstanding immediately prior to closing an IPO ("Qualified IPO") or upon the consent of a majority of each series of convertible preferred stock voting as a single class. The Company is required to reserve and keep available, out of its authorized but unissued shares of Class A common stock, 13,847,431 shares for the conversion of Series Seed, Series A and Series B.

Liquidation preference - In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series Seed, Series A and Series B convertible preferred stock are entitled to receive, prior and in preference to any distribution of any assets or surplus funds to the holders of the Special Stock (see below for a description of the terms of the Special Stock) and the common stock, $0.025, $0.5952 and $0.69067 per share, respectively, plus any dividends declared but unpaid on such shares payable on a pari passu basis among the series. Thereafter, any remaining assets and funds of the Company will be distributed ratably to the holders of Class A common stock and Special Stock.

A liquidation event is deemed to include the Company's sale of all or substantially all of its assets or the acquisition of the Company by another person or entity by means of merger or consolidation resulting from the transfer of 50% or more of the Company's voting power. The preferred stockholders can waive this "deemed" liquidation preference by a majority vote.

Voting rights - The preferred stockholders are entitled to one vote for each share of Class A common stock into which such preferred stock can be converted. The preferred stock generally votes together with the Special Stock and the common stock and not as a separate class. The Company's Amended and Restated Articles of Incorporation include certain provisions which require a vote of at least 75% of preferred stockholders voting as a single class with respect to certain actions of the Board of Directors including: (1) effecting an amendment or waiver of any of the provisions of the Company's certificate of incorporation or bylaws (including pursuant to a merger); (2) declaring or paying any dividends; (3) authorization, creation or issuance of any share of capital stock senior to, or on parity with such series of preferred stock with respect to any preferences, designations, privileges or powers; (4) increase the number of authorized shares of capital stock; (5) redeem, purchase or otherwise acquire any share or shares of preferred stock or Class A common stock (other than the repurchase of stock from employees, officers, directors or consultants of the Company in connection with the termination of their employment or services pursuant to agreements approved by the Company's Board of Directors); (6) authorize any debt security in excess of $100,000; (7) effect a change in the size of the Board of Directors, and (8) effect any action resulting in liquidation, dissolution winding up or any deemed liquidation as described above.

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2016, 2015 and 2014 and for the years ended
December 31, 2016 and 2015

Dividends - The holders of preferred stock are entitled to receive noncumulative dividends in an amount per share equal to 8% of the original issuance price per annum when, as, and if declared by the Board of Directors. No dividends will be paid to the Class A common stockholders until all dividends for such year have been paid to convertible preferred stockholders and if dividends are declared and paid to common stockholders they must also be declared and paid to preferred stockholders with at least the same terms.

Common and Special Stock

The Company is authorized to issue Class A and Class B common stock and Special Stock. The holder of the Special Stock is entitled to cast that number of votes equal to the greater of such holder's actual votes or that number of votes equal to 80% of the voting power of all outstanding shares of capital stock of the Company in each vote of the stockholders of the Company or action by written consent of such stockholders held or taken for any purpose, including the election of directors. Since the inception of the Company 1 share of Special Stock was held by Idealab Holdings, LLC (see Note 8 Related Parties).

The Special Stock can be converted at any time, at the option of the holder, into 1 share of Class A common stock. Upon the closing of a Qualified IPO, the Special Stock will automatically convert into that number of shares of Class B common stock representing 80% of the total voting power of the Company after the public offering (including those shares of Class A stock already held by the holder of the Class B common stock). The Special Stock and Class B common stock will automatically convert into 1 share of Class A common stock upon: (1) the transfer of the Special Stock or Class B common stock to any person or entity other than Idealab or any of its wholly or majority owned subsidiaries or (2) the failure of Idealab or any of its wholly or majority owned subsidiaries to own or control at least 10% of the outstanding shares of Class A common stock of the Company, on an as converted basis.

No dividends shall be paid on the Class B common stock or the Special Stock in any year.

See note 10, Subsequent Events, for a description of additional Class A common stock and Series B preferred stock issued after December 31, 2016.

6. Stock Option Plan and Stock-Based Compensation

The Company is authorized to issue up to 4,845,346 shares of its Class A common stock pursuant to the 2013 Stock Option Plan (the "2013 Plan"). As of December 31, 2016, 3,793,483 options are available for grant under the 2013 Plan. The purpose of the 2013 Plan is to incent employees, directors and consultants who render services to the Company by providing opportunities to purchase stock in the Company. Restricted stock awards and units may also be granted under the terms of the 2013 Plan; however, as of December 31, 2016 none have been issued.

The Company's Board of Directors administers the 2013 Plan, selects the individuals to whom options will be granted, determines the number of options to be granted and the term and exercise price of each option and the vesting pattern. Options granted pursuant to the terms of the 2013 Plan cannot be granted with an exercise price of less than 100% of the fair market value of the underlying stock on the date of grant or 110% for incentive stock options issued to a ten percent or more stockholder of the Company. The term of the options granted under the 2013 Plan cannot be greater than ten years; five years for incentive stock options granted to a ten percent or more stockholder of the Company. Options granted generally vest twenty-five percent on the one-year anniversary of the date of grant with the remaining balance vesting equally on a monthly basis over the subsequent three years.

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2016, 2015 and 2014 and for the years ended
December 31, 2016 and 2015

The following table summarizes stock option activity for the years ended December 31, 2016 and 2015:

	Number of Options		Weighted Ave Ex. Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
				(Years)	
Outstanding at December 31, 2014	1,320,287	$	0.08		
Granted	332,488	$	0.09		
Exercised	-	$	-		
Canceled/forfeited	(643,361)	$	0.08		
Outstanding at December 31, 2015	1,009,414	$	0.08	8.6	$ 10,770
Granted	824,001	$	0.30		
Exercised	(225,000)	$	0.08		
Canceled/forfeited	(793,414)	$	0.14		
Outstanding at December 31, 2016	815,001	$	0.24	8.9	$ 46,021
Vested and exercisable as of December 31, 2016 and expected to vest thereafter	815,001	$	0.24	8.9	$ 46,021
Vested and exercisable as of December 31, 2016	217,652	$	0.14	7.7	$ 35,444

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company's common stock and the option exercise price, multiplied by the number of in-the-money options. The intrinsic value changes are based on the estimated fair value of the Company's common stock. At December 31, 2016, total remaining stock-based compensation expense for unvested awards is $84,521, which is expected to be recognized over a weighted-average period of 1.4 years.

There was no tax benefit realized for the tax deductions from stock options exercised during the years ended December 31, 2016 and 2015.

7. Income Taxes

The Company files a stand-alone tax return for federal income tax purposes. Since inception the Company has been part of the Idealab combined income tax reporting group for state income tax purposes. Therefore, tax attributes are apportioned to the Company by Idealab in accordance with state apportionment rules. The Company is a party to an income tax sharing agreement with Idealab whereby tax benefits are allocated to the Company as if they had filed on a stand-alone basis. Pursuant to the tax sharing agreement the Company will be reimbursed for its allocated tax benefit of net operating losses that were not made available to the Company based on usage or state apportionment rules. Reimbursement under the tax sharing agreement will be due at the time that such allocated losses would have otherwise been utilizable by the Company on a stand-alone basis.

For financial statement reporting purposes, the consolidated amount of current and deferred income tax expense for a group that files a combined state income tax return is allocated among the members of the group when those members issue separate financial statements. The Company's income tax provision for state tax purposes has been computed as if the Company were a separate entity from Idealab.

As a result of net operating losses and the inability to record a benefit for its deferred income tax assets, the Company has not recorded a provision for income taxes other than minimum taxes due in the Company's state of operation.

The Company's deferred tax assets and liabilities as of December 31, 2016, 2015 and 2014 consist of the following:

| | December 31, | | |
	2016	2015	2014
Deferred income tax assets:			
Net operating losses	$ 2,284,188	$ 1,139,739	$ 636,448
Other timing differences	10,216	3,022	1,933
Total gross deferred income tax assets	2,294,404	1,142,761	638,381
Deferred income tax liabilities	-	-	-
Less: valuation allowance	(2,294,404)	(1,142,761)	(638,381)
Net deferred income tax assets	$ -	$ -	$ -

The Company has recorded a full valuation allowance against its net deferred income tax assets at December 31, 2016, 2015 and 2014 as management has determined, after evaluating all positive, negative, historical and prospective evidence that it is more likely than not that these assets will not be realized. The net increase in the valuation allowance for deferred income tax assets of $1,151,644 and $504,380 for the years ended December 31, 2016 and 2015, respectively, was primarily due to additional net operating losses generated by the Company. The Company's effective income tax rate differs from the federal statutory income tax rate of 34% due primarily to the valuation allowance on deferred tax assets.

The Company had federal and state net operating loss carryforwards at December 31, 2016 of approximately $6,685,075. These federal and state net operating loss carryforwards begin to expire in 2033. The utilization of these tax benefits may be further limited under Section 382 of the Code based on additional changes in the ownership of the Company. These limitations could significantly impact the timing and amount of future income tax obligations, if any.

At December 31, 2016, 2015 and 2014, the Company has no significant unrecognized tax positions. The Company's policy is to recognize interest and penalties, if any, related to uncertain tax positions as a component of income tax expense. For the years ended December 31, 2016 and 2015, the Company did not recognize any interest or penalties for uncertain tax positions. The Company is currently not under examination by the United States Internal Revenue Service or any other state, city or local jurisdiction. As such, the Company is subject to the standard statutes of limitations by the relevant tax authorities for federal and state purposes. The Company remains subject to federal and state tax examinations by tax authorities for all tax years ended since inception.

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2016, 2015 and 2014 and for the years ended
December 31, 2016 and 2015

8.   **Related Party Transactions**

The Company rents office space and receives a variety of overhead services from Idealab. Such services include accounting, human resources, legal, information technology, marketing and public relations and certain executive services (the Chief Executive Officer of Idealab also serves as the Chief Executive Officer of the Company). Idealab charges the Company a fee based on the cost to Idealab of the specific services provided and these fees totaled $629,916 and $169,754 for the years ended December 31, 2016 and 2015, respectively. Additionally, Idealab received 571,572 shares of restricted class A common stock at the inception of the Company in exchange for CEO services which vested monthly over a three year period. Office space and services are provided by Idealab under a services agreement which is cancelable by either party with 30 day's written notice.

The Company's employees participate in Idealab's payroll benefit plans. Idealab charges the Company for payroll benefit costs paid on the Company's behalf. The Company's employees also participate in Idealab's defined contribution plan for the benefit of all of its eligible employees. Participants may contribute a portion of their compensation up to the Internal Revenue Service's annual contribution limit. The Company, within the guidelines of the Idealab plan, may make discretionary contributions to the plan. The Company has not made any contributions to the plan since its inception.

As more fully described in Note 4, the Company has entered into secured convertible promissory notes with certain of its investors.

During the year ended December 31, 2015 the Company paid $247,500 to an entity under the control of Idealab Holdings, LLC related to licensing energy conversion technologies and non-recurring engineering charges.

One of the Company's Series B convertible preferred stock investors is affiliated with the organization that administered the funded research and development grant that was awarded to the Company.

9.   **Commitments and Contingencies**

From time to time the Company may be involved in disputes that have arisen in the ordinary course of business. Management believes the ultimate resolution of these disputes will not have a material adverse impact on the Company's results of operations, financial position or cash flows.

The Company has entered into contractual agreements with certain customers, which include provisions for indemnifying the customer against losses, expenses and liabilities from damages that may be awarded against the customer in the event the Company's software is found to infringe upon a patent, copyright, trademark, or other proprietary rights of a third party. Additionally, in the normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. The Company has also agreed to indemnify directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The Company believes its internal development processes and other policies and practices limit its exposure related to the indemnification provisions of its contractual agreements. To date, the Company has not had to reimburse any of its counterparties for any losses related to these indemnification provisions and no claims are outstanding as of December 31, 2016.

EDISUN MICROGRIDS, INC.

NOTES TO FINANCIAL STATEMENTS (Unaudited)
As of December 31, 2016, 2015 and 2014 and for the years ended
December 31, 2016 and 2015

The Company has not recorded any liability for these indemnities and commitments in the accompanying balance sheets. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable.

10.   Subsequent Events

The Company has evaluated subsequent events through October 5, 2017, the date the financial statements were issued.

In January 2017 the Company issued another $100,000 in convertible promissory notes payable with the same terms described in Note 4 above under the heading "2016 Issuances". In connection with these notes the Company issued 144,786 shares of Class A common stock to these note holders as consideration for entering into the note agreements. The Company will record the fair market value of the common stock issued as a discount on the convertible promissory notes issued in its 2017 financial statements.

In February and March 2017 the Company was advanced $650,000 for future royalty payments due in connection with a potential license for the Company's technology. In the event that a definitive license is not executed within an agreed-upon period then the advances will be converted into equity of the Company. As a result, the advances were made under convertible note purchase agreements. The notes are subject to automatic conversion upon a qualified equity financing in excess of $1,000,000 or voluntary conversion at the Company's discretion if a qualified equity financing does not occur, as defined in the note agreements. The notes' conversion rate is at a 20% discount to the next financing round price. If a change of control occurs, as defined in the agreements, 200% of the then outstanding principal and accrued interest becomes due and payable. Interest accrues on the notes at the rate of 5% per annum, which accrues until maturity and is convertible along with principal. The notes become due in August 2018. In August 2017, the license agreement was executed.

In May 2017, the Company granted a warrant to purchase 172,759 shares of Class A common stock to the entity that administered the funded research and development grant that was awarded to the Company.

In June 2017, the Company issued 424,000 shares of Class A common stock to its Chief Executive Officer.

In June 2017, the Company's articles were amended to authorize the Company to issue up to 43,367,920 shares of stock, designated as 26,000,000 shares of Class A common stock, 1,000 shares of Class B common stock, and 17,366,919 shares of preferred stock, designated as 4,000,000 shares of Series Seed convertible preferred stock, 4,779,897 shares of Series A convertible preferred stock and 8,587,022 shares of Series B convertible preferred stock and 1 share of Special Stock. The rights, preferences and privileges of the preferred stock are described in Note 5.

In June 2017, the Company issued 3,346,729 shares of Series B convertible preferred stock for cash of $1,500,000 and the conversion of notes and accrued interest of $811,488. The purchase price of the stock was $0.69067 per share. An additional 547,264 Class A common shares were issued to the convertible note holders based on the note terms which included a $10,000,000 pre-money valuation cap upon the next round of financing. The terms of the Series B convertible preferred stock are described in Note 5 above.



Edisun Microgrids

Edisun Microgrids' mission is to drive down the cost of solar energy to make clean power more affordable than fossil fuels.   Edit Profile

$500	$20,000,113	Preferred Equity
Minimum	Pre-Money valuation	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Edisun Microgrids is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Edisun Microgrids without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Est. Global Solar PV Installations Revenue In 2024

$151 B

Est. Solar PV Capacity Installed Annually By 2020

17 GW +

> Founder and CEO Bill Gross is the founder of Idealab, and has created and operated 150+ companies with 45 successful IPOs and acquisitions through idealab, including Overture (IPO then acquired by Yahoo), Picasa (Acquired by Google), Ray Tracker (Acquired by First Solar) and Thermata (Acquired by Solar Reserve).

> Advisors and Investors include Idealab, Carl Sheldon (former CEO of TAQA a $5B Utility Company), and Steven Dietz (Founder of UpFront Ventures).

> Received $1.1M Purchase Orders For Photovoltaic Trackers (PV Booster) in 2017; $20M projects in pipeline.

> Rights to 15 filed and 10 granted patents on Solar capture and conversion technologies

> $10 million, 10-year licensing agreement in place with a company in China

---

> Round Size: US $3,000,000

> Raise Description: Series C

> Minimum Investment: US $500 per investor

> Security Type: Preferred Equity

> Pre-Money Valuation: US $20,000,113

> Target Minimum Raise Amount: US $1,000,000

> Offering Type: Side by Side Offering

"Reinventing energy is a multitrillion-dollar opportunity. It's the next big disruption. It dwarfs any business opportunity in history." - Bill Gross, CEO of Edisun Microgrids

The world's energy needs are skyrocketing, and experts project that global demand will only continue to rise. Where will all this energy come from?

At Edisun Microgrids, we believe solar can be a major source of the world's energy because every day the sun provides more than 10,000 times the energy the world needs. The key is making solar cost-effective and available on-demand. Edisun's solutions address these hurdles and through them, we are aiming to drive down the cost of solar energy to make clean power more affordable than fossil fuels.

Our technology is a new solar tracking system named PV Booster™ that points solar panels directly at the sun all day long. By enabling the panels to continuously face the sun, PV Booster increases clean energy production by 30% and improves the economics of solar by 20%. We designed PV Booster to meet the unique needs of the underserved Commercial and Industrial (C&I) rooftop solar market – a trillion dollar opportunity in the US alone.

Our sun-tracking technology also allows us to concentrate sunlight which produces high-temperature solar energy. Then, with our proprietary energy storage technology, we can make solar-generated electricity available 24 hours a day. This means that, for the first time ever, we will produce on-demand solar electricity at a price lower than fossil fuels.

Edisun has already received over $1.1 million in PV Booster orders and will be powering the largest rooftop tracker installation in the world. We've also signed a $10 million, 10-year licensing agreement with a company in China for our proprietary technologies.

Our goal is to drive down the cost of solar energy to make it more affordable than fossil fuels so it won't require any subsidies, it won't require any grants, it won't require any laws, it will just happen because it's actually more cost-effective.

We are now scaling globally and are very excited to find partners, distributors, and investors to help us take these new capabilities to the whole planet.

Pitch Deck



Edisun Microgrids

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Product & Service

PV Booster is a rooftop solar tracking system built specifically for the commercial and industrial (C&I) solar sector. By enabling modules to continuously face the sun, PV Booster increases energy capture of the modules by 30%, improving project economics by 20% over standard fixed-tilt installations.

Many commercial and industrial building owners are interested in going solar, but can't make the economics pencil out. Using PV Booster dramatically boosts financial returns and makes solar economically viable at sites where projects were not previously feasible.

Edisun's proprietary design and control algorithms for PV Booster overcomes the challenges that have historically prevented rooftop trackers from being installed, like weight, size, mounting points, and wind resistance.

PV Booster is manufactured to order, and includes the roof attachments, tracking structure, pre-fabricated wiring and grounding, electrical control units, project engineering drawings, and a full product diligence package to assist any customer in the estimating and permitting process. Once projects are installed and operational, Edisun's relationship with customers continues through our customer service program.

PV Booster's long-term opportunity is to accelerate adoption of solar around the world. This technology is part of Edisun Microgrid's mission to drive down the cost of solar energy to make clean power more affordable than fossil fuels.

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FORTUNE

TechCrunch

gtm: A Wood Mackenzie Business

CleanTechnica

Bloomberg Business

altenergymag.com

North American Clean Energy

PACIFIC COAST BUSINESS TIMES

PennEnergy

pv magazine

SOLAR BUILDER

Solar Industry

solar decathlon europe

Solar Power World

SOLAR QUARTER

SP

STRATTON REPORT

PVTECH

Team Story

Bill Gross, our CEO and the founder of Edisun, has been interested in solar power since he was a teenager. His first business at age 15 was selling plans for solar-powered water heaters and ovens out of the back pages of Popular Science. Fast forward 150+ companies and 45 successful IPO's and acquisitions later when Bill, again, took a new look at the business opportunity afforded by solar energy. With new ideas and a fresh perspective, Bill founded Edisun with the goal of making solar power more affordable than fossil fuels.

Founders and Officers



William Gross
CEO

Bill Gross, has more than 40 years experience in conceiving and starting new technology companies beginning when he was just a teenager. While in college at the California Institute of Technology, Mr. Gross founded GNP development which was acquired by Lotus Development (now owned by IBM). While in his 20's. Mr. Gross founded Knowledge Adventure which was acquired by Vivendi.

In 1996, filled with ideas, Bill decided to start his dream laboratory – a company "incubator" – modeled after Thomas Edison's lab. Named Idealab, the company's mission is to challenge the status quo, to be bold, and to tackle big ideas that others would not. Idealab just celebrated its 21st anniversary, and during its more than two decades, it has started more than 150 companies, created more than 10,000 jobs, and had more than 45 successful IPOs and acquisitions.

Bill has also started numerous solar energy companies, including Energy Innovations, RayTracker, and Thermata, each of which was successfully acquired by leaders in the field. His newest effort in renewable energy is Edisun Microgrids, a company whose technologies are making solar energy more affordable than fossil fuels



Rick Huibregtse
PRESIDENT

Rick Huibregtse comes to Edisun from Idealab-founded company eSolar, having led their engineering, supply chain and project management teams since 2012. This work culminated in a turn-key commercial project in Australia with over 23,000 tracking heliostats at target cost, performance, schedule and reliability. Prior to this, Rick had 25 years of experience in the automotive and commercial vehicle powertrain components sector at Delphi Automotive, Remy International and General Motors in product areas including engine management, engine controls, rotating electrics and vehicle electrical systems. His work in product development, customer programs, IP generation, manufacturing engineering, product reliability and global supply chain translate well to Edisun's roadmap. Rick's expatriate experience includes launching a new greenfield plant in Portugal and leading customer technical interface teams in Luxembourg. He has a BSME degree with a EE/computer systems specialty from GMI/Kettering University.



Vikas Tuteja
COO

Vikas Tuteja is a business development, finance and strategy professional with experience as an investor, management consultant and engineer. Prior to his involvement in the renewable sector, Vikas was an investor at several hedge and mutual funds. He was also a consultant at McKinsey & Company and an Engineer at Ford Motor Company where he received two patents. Vikas received his MBA from the Harvard Graduate School of Business and his BSEE from GMI Engineering & Management Institute.



Conrad Chase
VP SALES & BUSINESS DEVELOPMENT

Conrad Chase has spent over 12 years in business development, project development and project finance roles. Most recently Conrad served as the Director of Project Finance for Inovateus Solar, a Midwest-based solar developer and EPC. His work at Inovateus was preceded by executive-level business development roles in the technology, mining and metals industries. Conrad has extensive experience doing business globally, with a focus on Asia, North and South America. He is fluent in Spanish and received his B.S. in International Studies from the University of Wisconsin-Madison.

Key Team Members



Alexander Sonn
Controls Software Engineer



David Gross
Simulation Engineer



William Harwood
Mechanical Engineer



Carl Chin
Electrical Engineer



Austin Williams
Sales & Business Development



James Baker
Mechanical Engineer



Nikolai Syssoev
Mechanical Engineer



Peter Ciulla
Mechanical Engineer / Project Manager



Mark Yoshida
Mechanical Engineer



Jason Blair
Electrical Engineer



Herach Ayvazian
Mechanical Engineer

Notable Advisors & Investors



Carl Sheldon
Investor, Former CEO of Abu Dhabi National Energy Company PJSC

Q&A with the Founder

Q: Describe your two products.

Edisun Microgrids: Both our products utilize our breakthrough lost-cost tracking technology. PV Booster is a rooftop tracking system for solar PV projects. The tracker takes a solar panel and keeps it pointed at the sun, which boosts panel energy output by 30% and improves project economics by 20%. Our tracker works with all major solar panel manufacturers. Baseload Solar uses our tracker to concentrate sunlight using mirrors to make high temperature solar energy. With our proprietary energy storage capabilities, we can then make solar generated electricity available 24 hours a day at a cost competitive with fossil fuels.

Q: What is your business model?

Edisun Microgrids: The PV Booster business model is to sell the rooftop and ground-mount trackers and their control system to solar project developers and installers focused on the commercial and industrial (C&I) rooftop segments. The model for Baseload Solar is to sell and/or license the technology to project developers, EPC (Engineering, Procurement and Construction) firms, and power plant operators

Q: Please detail manufacturing for your two products.

Edisun Microgrids: We have a global procurement strategy that targets the highest quality, lowest lead times, at the best price. That said, we launched manufacturing of PV Booster with a key supplier in Indiana, USA, which is known for its strong manufacturing base serving the auto industry. Some electronics and machined components are purchased from manufacturers in Asia. Components are brought together and assembled in a warehouse a few miles away from the project sites. For Baseload Solar, we currently have a Pasadena demo plant made with components from USA suppliers. We expect to leverage many of the same component vendors as used in PV Booster and are developing the final supply chain to accommodate our growing pipeline.

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Q: Please detail your IP.

Edisun Microgrids: The IP for our tracker system rests in its proprietary physical design and tracker controls. The physical design of the tracker manages to be cost effective while also withstanding high wind loads. Notably, the design avoids using a gearbox, making the system more reliable, and reducing ongoing operations and maintenance costs. For PV Booster, additional unique IP rests in the fact that our tracker functions without an additional sensor to find the sun. In lieu of sensors, we use proprietary algorithms to direct the tracker towards the sun over the course of the day. For Baseload Solar we utilize a similar physical design to achieve high reliability and strength at a low cost. More importantly, we have developed significant IP in our software, which precisely controls the tracker and mirrors to reflect the sun to a central point. Competitors do this using heavy steel and precise machinery to withstand wind, which is very costly. Edisun does this via software, using a closed loop feedback system. This dramatically reduces the cost of each tracker. In addition to our tracking technology, Baseload Solar also has some additional innovations, such as our low-cost heat storage system. Competitors use molten salts heated above 500°C. These salts are corrosive and cannot be allowed to freeze. If the salts freeze, equipment damage can occur along with long periods of downtime. Instead of salt, we store heat using rocks, which are very low cost, safe, and can be sourced locally, anywhere in the world. Another innovation is how we convert the stored heat into electricity. Most competitors use a steam turbine, which is large, expensive, and uses a significant amount of specially treated water. We use an exclusively licensed heat engine that directly converts the heat stored in the rocks into electricity.

Q: What are your plans to scale following the raise?

Edisun Microgrids: Through our strategic development and construction partners that we on-boarded in 2017, we have a secured pipeline of PV Booster projects in various stages of development. Post-raise, we will continue to fulfill this pipeline, ramp up manufacturing of our trackers and increase the efficiency of our supply chain. At the same time, we are supporting our first international customer in China who is completing the construction of a Baseload Solar demo plant. China is a prime market for Baseload Solar because of strong government and regulatory support for this technology. As a result of the success of closing our first global customer in China, we are already evaluating similar partnerships in Mexico, Chile and Africa.

Q: What are your exit opportunities?

Edisun Microgrids: We envision the PV Booster portion of our business being attractive to existing solar product manufacturers, as a way to add value to their current product portfolio. For Baseload Solar, we envision growing the installed asset base and eventually taking the company public.

Q: Please detail your barriers to entry and competitive advantages.

Edisun Microgrids: PV Booster is a unique product in the market. To our knowledge, no other company offers a 2-axis PV tracker that can be installed on a standard commercial rooftop and is wind code compliant. As the rooftop solar market continues exponential growth, we hope to capture a large portion of the market. For Baseload Solar, we have a strong base of proprietary knowledge around our feedback control system and the small, modular thermal system design. This allows a faster scale-up to production systems. We have an exclusive license with our heat engine supplier where the product design is best-in-class performance, reliability and cost. Our system's modularity and easy implementation provides an advantage over competing technologies, which are large and require capital-intensive construction projects. We believe we can come in at less than half the cost and half the installation time of competing systems.

Q: What is your customer acquisition timeline and average contract value?

Edisun Microgrids: The initial commercial/industrial solar projects for our PV Booster product take 6-9 months to acquire. However, as our model expands from delivering products for individual projects, to entering large-volume, long-term supply agreements, customer acquisition risk will be drastically reduced. We anticipate crossing this threshold in the near future as we enter into supply agreements with our strategic development and construction partners we brought on in 2017. PV Booster purchase orders vary in size from $250k – $2 million.

Q: Please detail your strategic partnerships.

Edisun Microgrids: In Q1 2017 we partnered with a general construction group in California, that has over 60 years of experience in building commercial and industrial buildings, and develops and installs approximately 10 MW of solar per year. They bring many assets to our company, including relevant experience and know-how in solar installation, operations and maintenance, permitting, and product design, as well as a pipeline of PV Booster purchase orders. Our first PV Booster sale came from this partnership. We have also established a JV with a Chinese manufacturer that currently produces low cost, high reliability automotive components. This JV also involves a financial partner in China and the manufacturer of our heat engine. The JV will be responsible for bringing our Baseload Solar system to market in China and will be addressing a significant market opportunity as China has set a goal to install 5 GW or $20 - $25 billion of our type of technology by 2020.

Q: Please detail who your customers are for your two products.

Edisun Microgrids: The customers for our PV Booster product are commercial and industrial building owners and solar project developers and installers. Customers for our Baseload Solar system are utilities, utility-scale project developers, and independent power producers (IPPs). There are also additional use cases for the system, including smaller scale installations in remote areas or islands, and also connected to other non-electrical infrastructure such as water desalinization plants.

Q: Please detail your customer pipeline.

Edisun Microgrids: Our current pipeline of potential PV Booster product sales would be worth $20m in revenue.

Q: Please detail your spikes in revenue for May 2015, September 2015, November 2016, and December 2016.

Edisun Microgrids: This revenue was from grants that we received from the Energy Excelerator in Hawaii, an organization which provides clean energy, clean water, and agricultural grants.

Q: Please account for the lumpiness in Compensation and why this is trending upwards in 2017.

Edisun Microgrids: A couple team members departed in Q4, 2016 and January 2017, and we added 5 employees at the start of Q1, 2017.

Q: What constitutes your Consulting expense and why is this trending down in 2017?

Edisun Microgrids: This was mainly for analytical support for mathematical modeling, consultants for wind analysis, and electrical engineering support (the largest of these). Analytical and electrical engineering support was brought in-house in 2017 with our 5 key hires in Q1. External wind analysis efforts have ended. Going forward consulting expense will mostly be certification and testing requirements conducted by third parties. An example is product UL certification.

Q: What constitutes your Legal expenses?

Edisun Microgrids: This has been tied to costs incurred to close transactions with our strategic partners, including our heat engine manufacturer, license and supply agreement, IP and patent expenses, and our Chinese license expenses.

Q: Please detail R&D expenses.

Edisun Microgrids: Early on, this was largely tied to building our demonstration facility in Pasadena to test initial designs. This was also tied to design iterations for our wind analysis and other design activities, which increased in 2016 as we launched PV Booster in September 2016. Expenses peaked leading up to this milestone, and then came down.

Q: Please detail Idealab Services.

Edisun Microgrids: Idealab provides HR, legal, accounting and real estate services for the company. In addition, Idealab provided interim management and other services for our September 2016 PV Booster product launch.

Q: Please detail your MT&E expense.

Edisun Microgrids: This was travel for finalizing partnerships and sales and marketing expenses to attend events.

Q: Please detail your Deferred Revenue, Accounts Payable, and Notes Payable.

Edisun Microgrids: Deferred revenue is related to an ongoing projects and the unearned portion of our technology license fees. Accounts Payable is comprised of vendor payments for our current project and the company credit card. We presently have no notes outstanding.

Q: Why do you have negative gross profit for certain months in your projections?

Edisun Microgrids: We anticipate that our initial projects may have a slightly negative gross margin as we ramp up manufacturing volumes.

Q: Please detail sources of revenue for the duration of 2017.

Edisun Microgrids: PV Booster revenue is from our current project and other specific projects in our pipeline we anticipate beginning in 2017. The license fees are from our 10 year, $10m technology license deal.

Q: Why is June Salary higher compared to subsequent months?

Edisun Microgrids: June is higher because it has 3 pay periods.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Series C	Series C
Round size	US $3,000,000	US $3,000,000
Minimum investment	$20,000	US $500
Target minimum	US $1,000,000	US $1,000,000
Share Price	$0.79629	$0.79629
Is participating?	No	No
Security Type	Preferred Equity	Preferred Equity
Pre-Money Valuation	US $20,000,113	US $20,000,113
Liquidation Preference	1x; Pari Passu	1x; Pari Passu
CF Offering Cap	While Edisun Microgrids is offering up to $3,000,000 worth of securities in its Series C Round, only up to $1,070,000 of that amount may be raised through Regulation CF.	While Edisun Microgrids is offering up to $3,000,000 worth of securities in its Series C Round, only up to $1,070,000 of that amount may be raised through Regulation CF.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Edisun Microgrids's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Edisun Microgrids's offering materials for additional details.
Closing Terms	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of 1,000,000 under the Combined Offerings (the "Closing Amount") by December 15th, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of 1,000,000 under the Combined Offerings (the "Closing Amount") by December 15th, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised


R&D & Other
Sales & Marketing
Engineering
Working Capital

If Maximum Amount Is Raised


Sales & Marketing
R&D & Other
Working Capital
Engineering

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Edisun Microgrids's prior rounds by year.


$25000000
$20000000
$15000000
$10000000
$5000000
$0
Seed (Preferred)
Series A (Convertible)
Series A (Preferred)
Series B (Convertible)
Series C (Convertible)
Series B (Preferred)
Current Series C (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Series B

Round Size	US $1,458,000
Close Date	Oct 20, 2015
Security Type	Convertible Note
Valuation Cap	US $10,000,000

Series C

Round Size	US $787,000
Close Date	Jan 4, 2017
Security Type	Convertible Note
Valuation Cap	US $10,000,000

Series B

Round Size	US $3,471,000
Close Date	Jun 30, 2017
Security Type	Preferred Equity
Pre-money Valuation	US $10,000,000

Series A

Round Size	US $2,400,000
Close Date	Nov 4, 2014
Security Type	Preferred Equity
Pre-money Valuation	US $3,500,000

RISKS

Round Size	US $300,000
Close Date	May 22, 2013
Security Type	Convertible Note
Valuation Cap	US $8,000,000

Seed

Round Size	US $100,000
Close Date	Apr 9, 2013
Security Type	Preferred Equity
Pre-money Valuation	US $40,000

Financial Discussion

CAPITALIZATION AND OWNERSHIP

The Company's Board of Directors is authorized to determine the rights of each offering of preferred stock including, among other terms, dividend rights, voting rights, conversion rights, redemption prices and liquidation preferences, if any, subject to the limitations of applicable laws, regulations and its charter. The following summarizes the terms of the convertible preferred stock as of December 31, 2016:

Conversion rights - Each share of preferred stock is convertible, at the holder's option, into such number of fully paid and non-assessable shares of Class A common stock as is determined by dividing the applicable original issue price by the conversion price, both as defined in the Company's Amended and Restated Certificate of Incorporation. At December 31, 2016, the original issue price and conversion price is $0.025, $0.5952 and $0.69067 per share for Series Seed, Series A and Series B, respectively, such that each share of preferred stock is convertible into Class A common stock on a one to one basis. In the event of the issuance of additional shares of common stock, subject to certain exclusions, at a price per share less than the conversion price in effect on the date of such issuance, the conversion price will be adjusted based on a weighted average anti-dilution formula. The conversion price is also subject to adjustment based on certain other anti dilution provisions. Preferred stock will automatically convert into shares of Class A common stock at its then effective conversion rate immediately upon the closing of an initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Class A common stock with gross proceeds to the Company of not less than $20,000,000 at a per share price of not less than the price determined by dividing $100,000,000 by the number of Class A common shares outstanding immediately prior to closing an IPO ("Qualified IPO") or upon the consent of a majority of each series of convertible preferred stock voting as a single class. The Company is required to reserve and keep available, out of its authorized but unissued shares of Class A common stock, 13,847,431 shares for the conversion of Series Seed, Series A and Series B.

Liquidation preference - In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series Seed, Series A and Series B convertible preferred stock are entitled to receive, prior and in preference to any distribution of any assets or surplus funds to the holders of the Special Stock (see below for a description of the terms of the Special Stock) and the common stock, $0.025, $0.5952 and $0.69067 per share, respectively, plus any dividends declared but unpaid on such shares payable on a pari passu basis among the series. Thereafter, any remaining assets and funds of the Company will be distributed ratably to the holders of Class A common stock and Special Stock.

A liquidation event is deemed to include the Company's sale of all or substantially all of its assets or the acquisition of the Company by another person or entity by means of merger or consolidation resulting from the transfer of 50% or more of the Company's voting power. The preferred stockholders can waive this "deemed" liquidation preference by a majority vote.

Voting rights - The preferred stockholders are entitled to one vote for each share of Class A common stock into which such preferred stock can be converted. The preferred stock generally votes together with the Special Stock and the common stock and not as a separate class. The Company's Amended and Restated Articles of Incorporation include certain provisions which require a vote of at least 75% of preferred stockholders voting as a single class with respect to certain actions of the Board of Directors including: (1) effecting an amendment or waiver of any of the provisions of the Company's certificate of incorporation or bylaws (including pursuant to a merger); (2) declaring or paying any dividends; (3) authorization, creation or issuance of any share of capital stock senior to, or on parity with such series of preferred stock with respect to any preferences, designations, privileges or powers; (4) increase the number of authorized shares of capital stock; (5) redeem, purchase or otherwise acquire any share or shares of preferred stock or Class A common stock (other than the repurchase of stock from employees, officers, directors or consultants of the Company in connection with the termination of their employment or services pursuant to agreements approved by the Company's Board of Directors); (6) authorize any debt security in excess of $100,000; (7) effect a change in the size of the Board of Directors, and (8) effect any action resulting in liquidation, dissolution winding up or any deemed liquidation as described above.

Dividends - The holders of preferred stock are entitled to receive noncumulative dividends in an amount per share equal to 8% of the original issuance price per annum when, as, and if declared by the Board of Directors. No dividends will be paid to the Class A common stockholders until all dividends for such year have been paid to convertible preferred stockholders and if dividends are declared and paid to common stockholders they must also be declared and paid to preferred stockholders with at least the same terms.

Common and Special Stock

The Company is authorized to issue Class A and Class B common stock and Special Stock. The holder of the Special Stock is entitled to cast that number of votes equal to the greater of such holder's actual votes or that number of votes equal to 80% of the voting power of all outstanding shares of capital stock of the Company in each vote of the stockholders of the Company or action by written consent of such stockholders held or taken for any purpose, including the election of directors. Since the inception of the Company 1 share of Special Stock was held by Idealab Holdings, LLC (see Exhibit B Note 8 Related Parties).

The Special Stock can be converted at any time, at the option of the holder, into 1 share of Class A common stock. Upon the closing of a Qualified IPO, the Special Stock will automatically convert into that number of shares of Class B common stock representing 80% of the total voting power of the Company after the public offering (including those shares of Class A stock already held by the holder of the Class B common stock). The Special Stock and Class B common stock will automatically convert into 1 share of Class A common stock upon: (1) the transfer of the Special Stock or Class B common stock to any person or entity other than Idealab or any of its wholly or majority owned subsidiaries or (2) the failure of Idealab or any of its wholly or majority owned subsidiaries to own or control at least 10% of the outstanding shares of Class A common stock of the Company, on an as converted basis.

No dividends shall be paid on the Class B common stock or the Special Stock in any year.

Convertible Promissory Notes Payable to Shareholders

2015 Issuances:

In September and October 2015 the Company issued seven notes to shareholders with a total principal balance of $1,558,406. The convertible promissory notes bear interest at 6% and mature one year from the date of issuance. No principal or interest payments are due prior to maturity and prepayments are not allowed without the consent of a majority of the note holders.

The convertible promissory notes are automatically convertible into shares of the Company's preferred stock, and additional shares of common stock, upon the first private equity sale of at least $3,000,000, including amounts converted for these convertible promissory notes (a "Qualified Financing") at a price per share equal to the lesser of: (1) 90% of the lowest price in the Qualified Financing or (2) the price implied by dividing $10,000,000 ("Valuation Cap") by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan including additional options as necessary to achieve an unallocated option pool of at least 20%. In both cases, the noteholders will be converted into preferred shares at the lowest price in the Qualified Financing with additional shares to be issued in the form of common stock. In the event of a sale of the Company, the noteholders will have the option of payment of two times the outstanding principal and accrued interest or conversion into Company shares at a price per share equal to the lesser of: (1) the Valuation Cap divided by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan or (2) the fair market value of the Company's common stock at the time of the change of control. If there is no Qualified Financing or change of control the noteholders have the option of converting the note principal and accrued interest into Class A common shares at a price per share equal to the Valuation Cap divided by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan. These conversion features are considered to be contingent and therefore will not be accounted for until all remaining contingencies surrounding their issuance are resolved.

In December 2015 the Company completed its Series B preferred stock financing which met the criteria of a Qualified Financing and converted the aggregate principal balance of the convertible promissory notes plus accrued interest of $20,600 into 2,286,188 shares of Series B preferred stock. Additionally, note holders were issued 254,018 shares of Class A common stock representing the 10% discount to the Series B purchase price. As a result of the resolution of the contingency surrounding the conversion of the notes the Company recorded the fair market value of the common stock issued of $22,862, or the amount of the beneficial conversion feature created by the discount, to interest expense during the year ended December 31, 2015.

2016 Issuances:

In December 2016 the Company issued three notes to shareholders with a total principal balance of $687,102 (and an additional two notes with a total principal balance of $100,000 with identical terms were issued to shareholders in January 2017 as disclosed in Exhibit B Note 10 Subsequent Events). The convertible promissory notes bear interest at 6% and mature one year from the date of issuance. No principal or interest payments are due prior to maturity and prepayments are not allowed without the consent of a majority of the note holders.

The convertible promissory notes are automatically convertible into shares of the Company's preferred stock, and in some cases additional shares of common stock, upon the first private equity sale of at least $500,000 (a "Qualified Financing") at a price per share equal to the lesser of: (1) the lowest price in the Qualified Financing or (2) the price implied by dividing $10,000,000 ("Valuation Cap") by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan. In the case of the latter price being used, the noteholders will be converted into preferred shares at the lowest price in the Qualified Financing with additional shares to be issued in the form of common stock. In the event of a sale of the Company, the noteholders will have the option of payment of two times the outstanding principal and accrued interest or conversion into Company shares at a price per share equal to the lesser of: (1) the Valuation Cap divided by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan or (2) the fair market value of the Company's common stock at the time of the change of control. If there is no Qualified Financing or change of control the noteholders have the option of converting the note principal and accrued interest into Class A common shares at a price per share equal to the Valuation Cap divided by the fully diluted capital of the Company, including the exercise and conversion of all exercisable and convertible securities, but excluding these convertible promissory notes, and reservations of stock on the Company's equity incentive plan.

In addition, as consideration for entering into the convertible promissory notes, the Company issued the noteholders 783,660 shares of Class A common stock (144,786 Class A common shares issued in January 2017 as disclosed in Exhibit B Note 10 Subsequent Events). The common stock had a fair value of $39,183 on the date of issuance and has been classified as a discount on the convertible promissory notes payable in the accompanying balance sheet. The debt discount is being amortized to interest expense over the term of the convertible promissory notes payable.

In January 2017 the Company issued another $100,000 in convertible promissory notes payable with the same terms described in Exhibit B Note 4 under the heading "2016 Issuances". In connection with these notes the Company issued 144,786 shares of Class A common stock to these note holders as consideration for entering into the note agreements. The Company will record the fair market value of the common stock issued as a discount on the convertible promissory notes issued in its 2017 financial statements.

In February and March 2017 the Company was advanced $650,000 for future royalty payments due in connection with a potential license for the Company's technology. In the event that a definitive license is not executed within an agreed-upon period then the advances will be converted into equity of the Company. As a result, the advances were made under convertible note purchase agreements. The notes are subject to automatic conversion upon a qualified equity financing in excess of $1,000,000 or voluntary conversion at the Company's discretion if a qualified equity financing does not occur, as defined in the note agreements. The notes' conversion rate is at a 20% discount to the next financing round price. If a change of control occurs, as defined in the agreements, 200% of the then outstanding principal and accrued interest becomes due and payable. Interest accrues on the notes at the rate of 5% per annum, which accrues until maturity and is convertible along with principal. The notes become due in August 2018. In August 2017, the license agreement was executed and the notes were applied to the license agreement and are no longer outstanding.

In May 2017, the Company granted a warrant to purchase 172,759 shares of Class A common stock to the entity that administered the funded research and development grant that was awarded to the Company.

In June 2017, the Company issued 424,000 shares of Class A common stock to its Chief Executive Officer.

In June 2017, the Company's articles were amended to authorize the Company to issue up to 43,367,920 shares of stock, designated as 26,000,000 shares of Class A common stock, 1,000 shares of Class B common stock, and 17,366,919 shares of preferred stock, designated as 4,000,000 shares of Series Seed convertible preferred stock, 4,779,897 shares of Series A convertible preferred stock and 8,587,022 shares of Series B convertible preferred stock and 1 share of Special Stock. The rights, preferences and privileges of the preferred stock are described in Exhibit B Note 5.

In June 2017, the Company issued 3,346,729 shares of Series B convertible preferred stock for cash of $1,500,000 and the conversion of notes and accrued interest of $811,488. The purchase price of the stock was $0.69067 per share. An additional 547,264 Class A common shares were issued to the convertible note holders based on the note terms which included a $10,000,000 pre-money valuation cap upon the next round of financing. The terms of the Series B convertible preferred stock are described in Exhibit B Note 5.

Other Promissory Notes

The Company has entered into a Note Purchase Agreement to issue senior secured promissory notes for up to $473K (the "Loan Amount"). The Company has entered into a senior secured promissory note under the Note Purchase Agreement with Idealab Holdings, LLC for $250K and may enter into additional notes with Idealab and/or other investors up to the Loan Amount. The note earns 1% monthly simple interest and is secured by the Company's accounts receivable. The note is subject to repayment as the accounts receivable are collected but in no event later than 12/31/17.

Commitments and Contingencies

From time to time the Company may be involved in disputes that have arisen in the ordinary course of business. Management believes the ultimate resolution of these disputes will not have a material adverse impact on the Company's results of operations, financial position or cash flows.

The Company has entered into contractual agreements with certain customers, which include provisions for indemnifying the customer against losses, expenses and liabilities from damages that may be awarded against the customer in the event the Company's software is found to infringe upon a patent, copyright, trademark, or other proprietary rights of a third party. Additionally, in the normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. The Company has also agreed to indemnify directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The Company believes its internal development processes and other policies and practices limit its exposure related to the indemnification provisions of its contractual agreements. To date, the Company has not had to reimburse any of its counterparties for any losses related to these indemnification provisions and no claims are outstanding as of December 31, 2016.

The Company has not recorded any liability for these indemnities and commitments in the accompanying balance sheets. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable.

Operations

Edisun Microgrids, Inc. (formerly Edisun Heliostats, Inc.) ("Edisun" or the "Company") is a Delaware corporation that was formed on April 9, 2013. The Company has been researching, testing and developing technology to capture and store solar energy and convert that to usable electricity.

At December 31, 2016, Idealab Holdings, LLC owns a special share of voting stock which gives it the right to vote 80% of the outstanding voting securities of the Company (see Exhibit B Note 5 - Capitalization). Idealab Holdings, LLC is a wholly owned subsidiary of Idealab, a creator and operator of technology businesses.

The Company has incurred recurring losses and negative cash flows from operating activities since inception, and has an accumulated deficit of $6,807,386 at December 31, 2016. To date, the Company has been dependent on equity and debt financings to fund its operations. The Company has commenced principal operations in early 2017 as its first product offering became commercially available and is generating revenue for the Company. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern in the twelve months following the date of issuance of these financial statements is dependent upon its ability to generate revenues and/or obtain financing sufficient to meet current and future obligations until such time that it can produce profitable operating results. Management plans to grow the Company's revenue base, expand its product offerings and raise additional financing to fund operations. The Company does not know whether it will be able to raise additional financing or financing on terms favorable to the Company or if it will ultimately achieve profitability on a stand-alone basis.

Grant income totaled $75,000 in 2015 compared with $52,024 in 2016. Grant income for both years was derived exclusively from a federal research and development grant related to energy storage technologies. This grant concluded in 2017. In 2017 the Company sold its first project related to PV Booster, the project is expected to be completed in Q4 2017.

In 2015 and 2016, the Company did not have cost of sales related to grant income as the grant was for partial reimbursement of certain research and development costs which are included in operating expenses.

Operating expenses totaled $1,556,701 in 2015 and $3,443,284 in 2016, an increase of $1,886,583 or 121%. The primary components of this increase were:

- An increase in sales and marketing expense from $7,904 in 2015 to $413,109, in 2016, an increase of $405,205 or 5127%. 2015 marketing expenses were extremely low as the Company was mainly just an R&D organization. In 2016 the Company hired employees dedicated to S&M and also launched the PV Booster product publicly which accounted for the large increase in expense.

- An increase in research and development expense from $1,041,420 in 2015 to $2,315,861 in 2016, an increase of $1,274,441 or 122%. The increase was due primarily to additional employees and consultants working on the design and testing of various solar energy collection and storage devices.

- An increase in general and administrative expense from $507,377 in 2015 to $714,314 in 2016, an increase of $206,937 or 41%. The increase was due primarily to additional employees and consultants working on fundraising and various product roadmaps.

Our net loss totaled $1,525,648 in 2015 compared with a net loss totaling $3,393,590 in 2016. Our increase in net loss was primarily driven by our increase in operating expenses.

Although Edisun Microgrids is not currently profitable, we believe we may reach profitability within two years based on increased customer awareness, and improved margins on our PV Booster product. There is no guarantee that we will be able to achieve profitability or that our current calculations of our future costs will prove to be accurate.

The Company's industry is competitive and characterized by ongoing technological advances. The Company is subject to risks common to companies in the technology industry including, but not limited to, development of new technological innovations by the Company or its competitors and the protection of proprietary technologies.

Liquidity and Capital Resources

We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy.

As of December 31, 2016, the Company had $231,027 of cash and cash equivalents. As more fully described in the subsequent events footnotes in the reviewed financial statements, notable cash transactions through September 2017 include:

- Completion of a follow-on closing of the Company's Series B financing round, bringing in net new proceeds of $1,500,000.

- Entering into a technology license agreement with a third party, resulting in an upfront cash payment to Edisun of $1,000,000. This prepaid royalty is expected to be fully earned and converted to revenue by Q3 2018.

- Collecting $781,000 in advance payments from the Company's initial PV Booster customer. These advanced payments will convert to revenue upon substantial completing of the project which is expected in Q4 2017.

In order for the company to achieve its proposed business plan the proceeds of this offering or other resources are necessary.

Capital Expenditures and Other Obligations

The Company does intend to make material capital expenditures in the future to further develop its products. In addition, the company is obligated, under its supply agreement with Cool Energy, Inc. to make material license payments in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $20,000,113.34.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape



Annual Projected Worldwide Solar Revenue (Source: Navigant Research)

The market for solar technologies, products, and services is driven by the strong demand for clean and distributed energy. In the US alone total installed solar capacity is expected to nearly triple over the next five years.



Risks and Disclosures

Risks Related to the Company's Business and Industry

We have generated substantial net losses and negative operating cash flows since our inception as part of the development of our business. We have generated substantial net losses and negative cash flows from operating activities since we commenced operations. We have incurred losses of approximately $6.8 million from our inception through December 31, 2016. For the year ended December 31, 2016, we incurred a net loss of $3.9 million. Before achieving profitability we will generate continued losses. Our costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, our net losses and accumulated deficit could increase significantly and the value of our stock could decline.

Our proprietary technology has a limited history and may perform below expectations. We use proprietary technology that has not been previously implemented on customer projects, and we may experience technological problems that we are unable to foresee. If the implementation of our proprietary technology is unsuccessful, it could negatively impact the successful operation of projects using our systems and may result in additional payments, deductions or defaults under our agreements. In addition, there is a lack of long-term reliability data for our proprietary system. Actual long-term performance of these projects, may fall short of expectations. Our equipment may be susceptible to damage from weather-related or other unforeseen events. Equipment performance issues could result in significant operational problems for our Company, including increased maintenance costs, decreased revenue, warranty claims, inability to meet delivery requirements or defaults under our agreements.

We depend on third-party suppliers for the supply of materials and components for our products. For example, the Company depends on Cool Energy, Inc. for its supply of heat engines. Cool Energy or our other suppliers may experience product development, resource and funding constraints that could impact their ability to supply components in a timely manner, if at all. Any of these suppliers could stop producing our components or supplying our raw materials, cease operations or be acquired by, or enter into exclusive arrangements with, one or more of our competitors. As a result, these suppliers could stop selling to us at commercially reasonable prices, or at all. Transitioning to a new supplier or redesigning a product to accommodate a new component manufacturer would result in additional costs and delays. These outcomes could harm our business or financial performance. Any interruption in the supply of limited source components or raw materials for our products would adversely affect our ability to meet scheduled product deliveries to our customers, could result in lost revenue or higher expenses and would harm our business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Edisun faces competition from other companies in the solar energy space. Existing companies that engage in the tracker and energy generation business or are within the broader solar space could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Edisun's growth.

Edisun's success is dependent on market adoption of solar energy. The market for solar energy adoption is still nascent. Fluctuations in the price of other fossil fuel and other alternative energy resources, the introduction of new energy technologies, and a shifting regulatory environment could negatively impact the Company's ability to generate revenue.

Our operations depend in part on the success of our strategic relationships with third parties. A key component of our strategy is to develop or expand our strategic relationships with third parties. For example, we have entered into a 10-year licensing agreement with a company in China for our proprietary technologies. Identifying partners and negotiating relationships with them requires significant time and resources. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to operate our business could be impaired. Even if we are able to establish these relationships, we may not be able to execute on our goal of leveraging these relationships to meaningfully benefit our business and expand our customer base. Any of these third parties we work with could also face their own funding challenges or operational constraints and could cease operations. This would limit our potential and our opportunities to generate revenue or cash receipts.

We plan to operate in China and other parts of the world. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions. Doing business in foreign markets requires us to be able to respond to rapid changes in market, legal, and political conditions in these countries. The success of our business will depend, in part, on our ability to succeed in differing legal, regulatory, economic, social and political environments. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws. If we fail to comply with them, we could suffer civil and criminal sanctions.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, we are reliant upon our CEO, Bill Gross, to provide leadership to the company. However, he is involved with other startups and endeavors. By dividing his attention, he may not be able to devote the necessary time to Edisun for the Company to hit its projections and grow at its optimal rate. We are also reliant upon our engineering team to support our current products as well as develop new ones.

We rely on various intellectual property rights, including patents, trademarks, and licenses in order to operate our business. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Edisun's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and China. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has outstanding liabilities. The Company owes (i) a software vendor $54,561 in remaining payments due on an annual software license and (ii) Idealab approximately $150K in outstanding invoices for services and rental of office space and (iii) Idealab $250K in outstanding notes secured by accounts receivable.

We may be required to secure additional loans or bridge funding. We experience a mismatch between the timing of our cash collections and payables. This mismatch must be financed through indebtedness or equity capital. Our financing needs may also increase due to unanticipated cost increases due to such factors as increases in the quantity or costs of labor or materials. As a result of these and other factors we may be required to secure a loan or equity bridge funding to meet our commitments.

The Company's financial statements include a "going concern" note. The Company has incurred recurring losses and negative cash flows from operating activities since inception, and has an accumulated deficit of $6,807,386 at December 31, 2016. To date, the Company has been dependent on equity and debt financings to fund its operations. The Company's ability to continue as a going concern in the twelve months following the date of issuance of these financial statements is dependent upon its ability to generate revenues and/or obtain financing sufficient to meet current and future obligations until such time that it can produce profitable operating results. Management plans to grow the Company's revenue base, expand its product offerings and raise additional financing to fund operations. The Company does not know whether it will be able to raise additional financing or financing on terms favorable to the Company or if it will ultimately achieve profitability on a stand-alone basis. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

Risks Related to the Securities

Existing investors have not waived their pre-emptive rights and may exercise those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

You will be bound by an Investment Management Agreement, which limits your voting rights. All Non-Major Purchasers of Series C Preferred Stock will be bound by an Investment Management Agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series C Preferred Stock vote to terminate the agreement.

You will receive pari passu liquidation preference. In the event of our liquidation, dissolution, or winding up, holders of our Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of each series of Preferred Stock receive these distributions on a pari passu basis with holders of other series of Preferred Stock and before any holders of Common Stock.

The Series C Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series C Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series C Preferred Stock. Because the Series C Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series C Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Series C Preferred Stock may also adversely affect the price that you might be able to obtain for the Series C Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Your ownership of the shares of Series C Preferred Stock will be subject to dilution. Owners of Series C Preferred Stock in this Offering do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Edisun's Mission

Driving down the cost of solar energy

to make clean power more affordable

than fossil fuels



 Edisun Microgrids

This presentation contains offering materials prepared solely by Edisun Microgrids, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

 Edisun Microgrids

Situation: World energy usage to grow over 60% by 2050


An increase
of over 60%
28 terawatts
in 2050
17 terawatts
in 2010

Source: www.worldenergy.org/wp-content/uploads/2013/09/World-Energy-Scenarios_Composing-energy-futures-to-2050_Full-report.pdf
These statements represent management's estimates and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Edisun Microgrids

Solar is the solution to meet this demand, but the issues are cost efficiency and on-demand availability.

Average Low Peak Sun Hours

- 1.0 to 1.9
- 2.0 to 2.9
- 3.0 to 3.9
- 4.0 to 4.9
- 5.0 to 5.9
- 6.0 to 6.9+

Solar provides 10,000 times what the planet uses.

 Edisun Microgrids

Edisun has developed a proprietary, breakthrough tracking system to address these issues

- Low-profile tracker, retracts completely flat

- Proprietary perimeter-driven gearbox-less design

- High accuracy, with closed-loop feedback


Edisun Microgrids

Edisun's tracker leads to two strong business lines



Edisun PV Booster

- Boosts energy capture by 30%*
- Boosts economics by 20%*



Edisun Baseload Solar

Produce solar energy night and day at a price lower than fossil fuels







*Source: PV Booster case study. See Slide 7 and Slide 8 for details.
These statements represent management's estimates and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Edisun Microgrids

Edisun’s PV Booster is estimated to produce 30% more kilowatt hours per year from the same panels used in typical installations

PV Booster Generates 30% More kWhr/Year
PRODUCTION
1
.8
.6
.4
.2
0
5am
10am
3pm
8pm
PV Booster
10° Fixed-Tilt
Source: Edisun Microgrids, Inc.



*Source: PV Booster case study: https://www.edisun.com/pv_booster.html
The above chart is based on Edisun's modeling outputs. This slide represents management‘s estimates and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

Edisun Microgrids

Case Study: The 30% boost in energy drives 20% better economics for an installation

Example project proposal

Illustrative Office Building Installation: Unconstrained Roof Area

 

 

Conventional 10° Fixed-tilt System		Edisun Microgrids PV Booster System
975	System Size (kW)	727
1803	Annual output (MWh)	1810
1810	Annual Use (MWh)	1810
$1,945,734	Total Cost	$1,553,337
$2.00	Cost / Wp	$2.14
6.3	Payback Period (years)	5.4
$0.067	LCOE ($/kWh)	$0.053
11.01%	Project IRR	13.23%

Economic metrics

20% better IRR



IRR

11.01% — 10° Fixed-tilt
13.23% — PV Booster™

20% better LCOE



LCOE

0.067 — 10° Fixed-tilt
0.053 — PV Booster™

Source: PV Booster case study.
These statements represent management's estimates and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

 Edisun Microgrids

PV Booster unlocks the commercial and industrial markets

There are 50+ billion ft^2 of commercial/industrial rooftop and 100 billion ft^2 of parking lots that could take solar if technology could make it cost effective.



There is a $1 TRILLION* opportunity in the US alone!

* Calculated using ~25% usable area, 340 Watt 72 cell modules sized at 2 sq. m and a $1.60/Watt install price

These statements represent management's estimates and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Edisun Microgrids

Edisun's Baseload Solar provides on-demand solar energy

(LCOE $/MWh)
On-demand solar for less than fossil fuel prices
$60
$63
$84
$101
$152
$191
Edisun
Gas Combined Cycle
Advanced Natural Gas
Coal
Thermal CSP
Gas Peaker





Edisun's LCOE represents management estimates and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Edisun Microgrids

Business Model

- We design and manufacture solar tracking technology and sell the products to developers and installers

- We target a company-wide 40% gross margin at scale

- We believe developers who install our products can increase their margins or deliver superior economics to their customers

- We began manufacturing PV Booster in May, and we have received purchase orders for $1.1m of product to date

- We have a $20m pipeline of potential orders

 Edisun Microgrids

Edisun Milestones and Future Plans

Launch Product
Launched product at SPI booth in Las Vegas, generating leads and product interest

Deliver Orders
Begin delivery of 1.0 MW PO

New Product
Begin design of PV Booster ground mount tracker

Scale Delivery
Scale sales and manufacturing activities to meet the demand for PV Booster from current partnerships

| Q4 2016 | 1st Half 2017 | Q3 2017 | Q4 2017 | 2018/2019 |

Convert Sales
Finalize product design, develop sales and project pipeline, receive initial PO for 1.0 MW

Building Partnerships
Edisun develops partnership agreements with leading solar industry Developers and EPCs – identifying over 120 MW captive sales pipeline

License Deal Completed
$10m – 10 yr. license deal for China Market

seedinvest

Expand Globally
Expand to high-growth solar markets including South America, Africa, and the Middle East

 Edisun Microgrids

Edisun's Goals - significant compound growth

- 2016 – technology development

- 2017 - $2.5m ($2.1m bookings year-to-date)

- 2018 - $11m (conservative conversion of $20m pipeline)

- 2019 - $42m (more distributors signed, China royalties scale)

- 2020 - $107m (strong profitability from both product lines)

Company targets profitability in 2019

 Edisun Microgrids

World Class Leadership

Bill Gross, Founder & CEO

- Founder of more than 150 companies with 45 successful IPOs and acquisitions

- Inventor of more than 30 patents

- Board of Trustees:
  – California Institute of Technology
  – Art Center College of Design

- Prior to Edisun and Idealab:
  – **Knowledge Adventure**, Founder (acquired by Havas/Vivendi)
  – **GNP Development**, Founder (acquired by Lotus Development Corp)
  – **Solar Devices Corporation**, Founder (while in high school)

- B.S. Mechanical Engineering, Caltech



 Edisun Microgrids

World Class Investors, Directors and Management

Investors









Board of Directors


Bill Gross


Carl Sheldon


Steven Dietz


Tom McGovern

Management Team


Bill Gross
CEO and Founder


Richard Huibregtse
President


Vikas Tuteja
COO


Conrad Chase
VP Sales and
Business Development

 Edisun Microgrids

World Class Technology and Team

Founded by graduates of the California Institute of Technology, the company has introduced significant technological innovations.





✓ 15 Patents filed and 10 issued*



*Including supplier patents exclusively licensed to Edisun for solar applications

 Edisun Microgrids

Edisun Summary

- Solar energy is growing at a rapid rate and the market potential for Edisun is significant.

- Edisun is estimated to boost the economics of traditional solar energy by 20%.

- Edisun aims to deliver on-demand solar energy with storage at a price lower than fossil fuels.

- Edisun uses patented technology and is now deploying against a strong pipeline of demand.

- Edisun has a signed a 10-year, $10m licensing deal for the Chinese market.

- Edisun is looking for additional partners and funding to fuel our expansion and meet strong product demand.

 Edisun Microgrids

Cineatra Video Transcript

I grew up during the energy crisis of 1973. I remember waiting in line every other day for our gas ration, and thinking, 'there has got to be a better way.'

I'm Bill Gross, founder and CEO of Edisun Microgrids. Ever since I was a kid I've dreamed about changing the way we power our planet.

Solar energy is the single most uniformly distributed natural resource on Earth. It provides 10,000 times more energy than we need to power the entire planet. But, solar energy has always faced two seemingly insurmountable challenges: cost efficiency, and long-term storage. Edisun has found practical solutions to both of these challenges.

Our breakthrough technology is a new solar tracking system that points solar panels directly at the sun all day long. It's a full two-axis tracker, called PV Booster. Edisun's unique design for PV Booster overcomes the challenges that have historically prevented rooftop trackers from being installed, like weight, size, mounting points, and wind resistance. Our design allows solar panels to produce 30% more energy, and improves cost efficiency by more than 20%. Our design works on both rooftops, and ground mount installations. Through this, we're able to meet the needs of the vastly underserved commercial and industrial markets — a trillion-dollar opportunity in the United States alone.

The company has already installed more than 3,000 trackers and our first installation, on a warehouse in Southern California, is now the largest rooftop tracking system in the world.

Our technology of tracking the sun also allows us to concentrate sunlight. We can concentrate sunlight to a single tower, make high temperature solar energy, and then store that energy. With our proprietary energy storage capabilities, we can make solar generated electricity available 24 hours a day. This is an exciting development. For the first time ever we can produce baseload solar electricity that's actually competitive with fossil fuels.

We are now expanding this technology to other sites in the United States and other places around the world. We have formed a joint venture with a company in Nanjing to develop large installations in China, and to use local manufacturing to make those even more cost effective.

We are driving down the cost of solar energy to make it more affordable than fossil fuels so it won't require any subsidies, it won't require any grants, it won't require any laws, it will just happen because it's actually more cost-effective.

We are now scaling this globally and we're very excited to find partners and distributors and investors to help us take this new dream, this new mission, and this new capability to the whole planet.